As filed pursuant to Rule 424(b)(5)
Registration No. 333-187141

Prospectus Supplement

(To Prospectus dated April 23, 2013)

4,050,870 Shares

Spark Networks, Inc.

Common Stock

The selling stockholder named herein is offering 4,050,870 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.

Our common stock is listed on the NYSE MKT under the trading symbol “LOV.” On November 19, 2013, the last reported sale price of our common stock on the NYSE MKT was $6.74 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-11 of this prospectus supplement and page 4 of the accompanying prospectus for a discussion of material factors you should carefully consider before deciding to invest in shares of our common stock.

	Per Share	Total
Public Offering Price	$6.00	$24,305,220
Underwriting Discount(1)	$0.30	$1,215,261
Offering proceeds, before expenses, to the selling stockholder	$5.70	$23,089,959

(1)	See “Underwriting” beginning on page S-13 for information about total underwriting compensation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The selling stockholder has granted the underwriters the option to purchase up to 607,630 additional shares of common stock on the same terms and conditions solely to cover over-allotments, if any. The underwriters can exercise this option at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about November 25, 2013.

William Blair	Stifel

Canaccord Genuity

The date of this prospectus supplement is November 20, 2013

Prospectus Supplement

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ABOUT THIS PROSPECTUS SUPPLEMENT

We are providing information to you about this offering in two parts. The first part consists of this prospectus supplement, which provides the specific details regarding this offering of shares of our common stock. The second part consists of the base prospectus dated April 23, 2013, included in our shelf registration statement on Form S-3 (No. 333-187141), which we are supplementing with the information contained in this prospectus supplement. Generally, when we refer to this “prospectus,” we are referring to both parts combined. Some of the information in the base prospectus may not necessarily apply to this offering.

Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. The accompanying prospectus gives more general information, some of which may not apply to the shares of common stock offered by this prospectus supplement and the accompanying prospectus. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. If the information contained in this prospectus supplement or the accompanying prospectus differs or varies from the information contained in a document we have incorporated by reference, you should rely on the information in the most recent document.

Before you invest in our common stock, you should read the registration statement, of which this document forms a part, the base prospectus and this prospectus supplement, including the documents incorporated by reference herein that are described under the heading “Incorporation by Reference.” For further information, see the section of this prospectus supplement entitled “Where You Can Find More Information.”

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. For further information, see the section of this prospectus entitled “Where You Can Find More Information.” The selling stockholder named herein and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus and any free writing prospectus is accurate as of any date other than the date on the front cover of the applicable document, or that any information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus supplement, the accompanying prospectus, any free writing prospectus or any sale of a security.

Unless the context otherwise requires, the terms “Company,” “we,” “us” and “our” refer to Spark Networks, Inc., a Delaware corporation, and its subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this prospectus supplement, the accompanying prospectus and the documents and information incorporated by reference therein include some statements that are not purely historical that are “forward-looking statements” involving substantial risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend for such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve substantial risks and uncertainties and include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition and results of operations. In addition, any statements that refer to projections,

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forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this prospectus supplement and the accompanying prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These important factors include the factors that we identify in this prospectus supplement, the accompanying prospectus as well as the other information we include in the documents we incorporate by reference. See “Risk Factors” beginning on page S-11 of this prospectus supplement and page 4 of the accompanying prospectus. You should read these factors and other cautionary statements made in this prospectus supplement and accompanying prospectus, and in the documents we incorporate by reference, as being applicable to all related forward-looking statements wherever they appear in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

MARKET, INDUSTRY AND OTHER DATA

Unless otherwise indicated, information contained in this prospectus supplement and the accompanying prospectus concerning our industry and the market in which we operate, including our general expectations about our industry, market position, market opportunity and market size, is based on data from various sources, including internal data and estimates, independent industry publications, government publications, reports by market research firms or other published independent and publicly available sources, and on our assumptions based on that data and other similar sources. Industry publications and other published sources generally state that the information contained therein has been obtained from third-party sources believed to be reliable. Internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate, and management’s understanding of industry conditions. Information about our brand awareness, number of marriages resulting from JDate.com and information from the State of Dating in America Report are based on surveys commissioned by us. Although we believe that these third-party sources are reliable, we do not guarantee the accuracy or completeness of this information and have not independently verified this information. Similarly, Company surveys, while believed by us to be reliable, have not been verified by any independent sources. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors” beginning on page S-11 of this prospectus supplement and page 4 of the accompanying prospectus and elsewhere in this prospectus supplement and the accompanying prospectus. These and other factors could cause our future results to differ materially from those expressed in the estimates made by independent parties and by us.

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SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus supplement. It does not contain all the information you should consider before investing in shares of our common stock. Before deciding to invest in shares of our common stock, you should carefully read this entire prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference, including the “Risk Factors” beginning on page S-11 of this prospectus supplement and page 4 of the accompanying prospectus, our consolidated financial statements and the related notes, and other information that are incorporated by reference in this prospectus supplement.

About Spark Networks, Inc.

Our Business

We are a leading niche-focused, global media company whose mission is to build and strengthen the communities we serve by developing iconic brands that enable individuals to engage and connect through common values, beliefs, traditions and cultural upbringings. Our Company currently consists of more than twenty different online destinations and is anchored by two category-leading brands, JDate.com (“JDate”) and ChristianMingle.com (“ChristianMingle”), the world’s largest and most widely recognized Jewish and Christian online dating websites, respectively. Our revenue grew 27% to $61.7 million for the year ended December 31, 2012, compared to $48.5 million for the same period in 2011. The revenue growth was driven by a 101% increase in the revenue of our Christian Networks segment. For the nine months ended September 30, 2013, our revenue grew 15% to $52.2 million, compared to $45.5 million for the same period in 2012. As of September 30, 2013, we had generated 11 consecutive quarters of year-over-year revenue growth.

Our core properties are primarily online dating websites, accessible via desktop and mobile devices, which create vibrant networks by enabling single adults to meet, participate in a community and form relationships. Our online properties help create meaningful connections, many of which culminate in marriage, by attracting individuals with common core values and beliefs. These individuals connect with one another through the use of a variety of features, including detailed profiles, onsite email centers, real-time chat rooms, instant messaging services, suggested matches, interactive games and advanced searching tools. In our key markets, we further strengthen the power of our networks by providing relevant online media content, participating in and supporting community-focused offline events, and employing a team of community management professionals who interact on a daily basis with community leaders.

We believe that JDate has been the category leader for most of its sixteen-year life, generating contribution margins of approximately 90% over the past eleven years.1 As a result of its leadership position, JDate is responsible for more Jewish marriages than all other online dating websites combined, according to a 2011 Company-commissioned survey which found 52% of Jewish people who met their spouses online met on JDate. Additionally, approximately 80% of JDate’s traffic comes from direct navigation or organic search clicks, reflecting its high brand name recognition. Over the past three years, we have invested the excess cash flow generated from JDate and its sister websites (collectively “Jewish Networks”) into our Christian Networks segment, primarily in the form of ChristianMingle. We believe ChristianMingle’s target market in the U.S. exceeds that of JDate by more than 30 times. As a result of our investment in new products, community relationships and innovative marketing, brand awareness for ChristianMingle has grown to approximately 80% in the United States. This investment has helped grow Christian Networks’ average paying subscribers from 81,987 for the quarter ended September 30, 2011 to 197,420 for the quarter ended September 30, 2013, representing a compounded annual growth rate, (“CAGR”), of 55.2%. This growth propelled Christian Networks to become our largest reporting segment in 2012, as measured by average paying subscriber count.

[1]	“Contribution” is defined as revenue, net of credits and credit card chargebacks, less direct marketing. “Contribution Margin” is defined as Contribution divided by revenue, net of credits and credit card chargebacks.

Membership on our online dating websites is free and allows registered members to create their own detailed profiles and access our searchable database of other members’ profiles. On the majority of our websites, the ability to initiate most communication with other members requires the payment of a monthly subscription fee. We offer a variety of subscription plans with varying prices based upon subscription length and features. Subscriptions renew automatically until subscribers terminate them. We also receive incremental revenue from online advertising sales and offline events.

Our brands create and benefit from a powerful network effect. As more members join and more connections are made, our networks get stronger and more lasting relationships are formed. These successful relationships increase trust in, and recognition of, our brands. Increased brand trust and recognition drive new visitors to our communities, increases engagement among existing members and, in turn, grows our paying subscriber base. We believe that our network effect is strengthened by our deep ties with and support among community leaders. By providing guidance to us and helping build key community relationships, not only do community leaders help us improve our offerings, but they also refer new visitors to our websites, which increases our pool of potential members and subscribers, and further strengthens our brands. Our network effect has benefitted our Jewish Networks business, resulting in many recognized successes, including our rise to become the largest network of Jewish singles online, excellent brand name recognition, high subscriber lifetime values and low subscriber acquisition costs. We believe ChristianMingle has and will continue to experience similar success.

Our Industry

The internet has quickly grown to become a common medium for individuals to meet, interact, share and form relationships. According to data presented by Internet World Stats (www.internetworldstats.com), the number of internet users worldwide has increased more than five times since 2000 to 2.4 billion in 2012. This trend of exponential growth will continue and, according to IDC, the percentage of individuals using the internet in the U.S. is expected to reach 87% by 2017.

The growing online population makes the internet an increasingly popular channel to find singles. According to comScore, as cited by IBISWorld Inc., 22.9 million internet users visited dating websites in January 2012. Moreover, the users of dating websites are forming more long-term romantic relationships from their online interactions. Online Dating Magazine reported there were more than 280,000 marriages in 2011 as a result of online dating, representing a CAGR of approximately 24% since 2007. According to IBISWorld Inc., the dating services industry is expected to experience strong growth through 2018, reaching $2.6 billion in annual revenues at that time. Online dating, mobile dating and singles events are expected to be strong drivers of growth and they are collectively anticipated to generate 77% of dating services revenues in 2013, according to IBISWorld Inc. IBISWorld Inc. believes that growth is expected to be strongest in niche dating networks, which experience higher membership growth rates than general dating websites.

Online advertising represents an additional revenue opportunity for us. According to eMarketer, Inc., online advertising in the United States is expected to grow from $37.3 billion in 2012 to $55.3 billion in 2016, a CAGR of 10.3%. As the online population grows, advertisers will continue to seek opportunities, through vertical ad networks and other means, to reach a highly targeted, engaged customer base that is more likely to take advantage of their internet advertisements. A 2009 study by comScore estimates that individuals reached by vertical ad networks are more engaged, spending at least 60% more time on a website than the average visitor. We believe there are opportunities for niche-focused online communities to expand into broader, vertical-focused content and services businesses, and further benefit from the growing digital media spend as they are able to deliver engaged and targeted audiences to advertisers.

Industry Drivers

We expect several key drivers will generate positive momentum for the online dating industry, notably:

•	Favorable Population Growth. Population growth, along with an increase in single adults, is a contributing factor to the expanding market opportunity. According to the 2010 U.S. Census, 44% of American adults over the age of 18 are unmarried and, per IBISWorld Inc., the number of divorced or never-married individuals is increasing annually. Furthermore, the median age at first marriage has never been higher, at 27 years for women and 29 years for men, according to Pew Research.

•	Adoption of the Internet and Mobile Devices. In the U.S., 83% of the population uses the internet, according to IDC. Additionally, the number of mobile device users has grown by 30% per year on average over the past three years and is expected to grow by 10% per year on average over the next five years, according to IDC. With mobile devices, people can access online services wherever and whenever they want, meaning the continued proliferation of mobile devices extends both the reach and frequency of use of online businesses.

•	Advances in Online Discovery and Communication Technology. Advances in online discovery and communication technology improve the effectiveness and adoption of dating websites. As dating websites improve their search functionality and matching algorithms and communication technology, more members will find and communicate with appropriate matches that meet the member’s criteria, leading to an enhanced customer experience and broader success.

•	Increased Recognition of the Benefits of Online Dating. Online dating has further benefited from increased awareness of its success, with 87% of singles thinking online dating is a great way to meet people, according to the State of Dating in America Report.

•	Growing Membership in Niche-oriented Websites. As competition increases among many general dating websites, one of the most important success factors, according to IBISWorld Inc., is the ability to develop niche markets. We believe many singles prefer to join websites that connect them with individuals who share common core values and beliefs, resulting in a higher long-term relationship success rate. As a result, many niche websites have been experiencing higher membership growth rates.

Our Competitive Strengths

The markets in which we operate are highly competitive and fragmented. Singles are able to connect with other singles through a variety of online and offline avenues. Some distinguishing characteristics of our niche-focused strategy include:

•	Strength of the ChristianMingle and JDate Brands. We believe ChristianMingle and JDate, with their strong brand recognition, are valuable assets. ChristianMingle and JDate are the clear category leaders strengthening our network effect. We believe the size and strength of each of our key brands allow them to attract more individuals who share common core values and beliefs, and to more effectively market to and serve each of the Christian and Jewish communities.

•	Strong Community Ties. We believe people looking for serious relationships are more likely to seek connections with individuals who share common core values and beliefs. As a result, the foundation of our strategy is based upon targeting and building strong ties to specific religious, ethnic, geographic and special interest communities. In order to strengthen our community relationships, we have formed connections with many community leaders and have worked with them on our advisory boards to assure we understand the needs of our users. Furthermore, as we expand our online media content websites, we believe we will continue to strengthen our brands and build greater trust in the communities we serve. We believe our strong ties with niche communities encourage greater word-of-mouth recognition and consumer loyalty relative to non-targeted communities. These increases in our brand recognition and trust drive more traffic to our websites and convert more members to subscribers.

•	Niche-targeted Marketing Expertise. We believe our sixteen-year history in the niche online dating business provides us with many key learnings to optimize our marketing spend. Our marketing strategy leverages our expertise in building community trust, as well as insights from proprietary marketing tools, to find the most efficient marketing channels for targeting niche communities. As a result, we believe that we are not required to spend as much to acquire new users compared to other websites.

•	Attractive User Demographics. Advertisers continue to seek opportunities to reach a highly targeted, engaged customer base that is more likely to take advantage of their internet advertisements. We believe our focus on niche communities combined with our robust database, which provides many insights into our users, enables advertisers to target desirable consumer segments. Furthermore, we believe our members are heavily engaged with our websites, which provides further incentive for advertisers to target our members and achieve a higher ROI on their advertising spend.

•	Customer Service Focus. Our multi-lingual call centers and email support teams monitor our websites for fraudulent activity, review profiles for consistency with their respective community standards and assist members with completing personal profiles. We believe that higher quality profiles lead to a better user experience, which increases the number and percentage of members who become and remain paying subscribers.

Our Business Strategy

We believe our business strategies will fuel our network effect, creating strong barriers to entry and increasing our conversion rates. We intend to grow our revenue by continuing to:

•	Build and Strengthen Communities. Our mission is to build and strengthen the communities we serve. We believe that by continuing to build strong community relationships, we will be able to offer the most relevant content and services to all individuals in the communities in which we operate. As a result, we believe we can both expand our user base and further extend relationships with our current members. Core to building our foundation in the communities we serve is proactively establishing and enhancing long-lasting and mutually beneficial relationships with the community. We will continue to seek out, nurture and promote those relationships to demonstrate the value of our properties as leading destinations for individuals with common core values and beliefs to interact online. We also continue to invest in our community management program to expand our offline presence.

•	Drive Traffic to Websites. We believe there are opportunities to drive additional traffic to and awareness of our websites, primarily through:

•	Integrated and targeted marketing. We believe targeting potential members and subscribers with consistent and compelling marketing messages through a broad mix of marketing channels will be effective in driving more traffic to our websites. We intend to use a variety of channels to build our brands and increase our base of visitors, members and subscribers, including online and offline advertising, customer relationship management tools, public relations, promotional alliances, sponsorships and special events. When evaluating our marketing mix, we use our proprietary marketing tools to find the most effective marketing channels to grow our business.

•	Cross-promotion of services to affinity groups. Our large base of members with rich profiles provides us with a significant amount of consumer data upon which to evaluate opportunities to cross-promote relevant products and services to our members.

•	Increase Conversion Rates. We believe another growth opportunity lies in our ability to improve conversion rates both from visitors to members and members to paying subscribers on our dating websites. We aim to improve those rates in a variety of different ways, including:

•	Enhanced member communications. We believe increasing member communications is a key component to growing our business. We continue to focus on improving and enhancing our website functionality and features to encourage communications between members. Most of these communications require members to become paying subscribers. We will also continue to inform members of new features and functionality to increase the number of visitors to our websites who become paying subscribers.

•	Improved discovery tools. We believe the more successful members are in finding matches on our websites, the more likely they will want to communicate with those members and to refer other members of their community to our websites. We intend to continue to enhance the quality of our searching and matching functionality. Because members must generally become paying subscribers to freely communicate with other members, we believe search and match are key components of converting members to subscribers.

•	Strengthened customer service. Each time a member or a potential member contacts our customer service center by email or phone, he or she represents a potential new paying subscriber. By training our customer service representatives on upselling opportunities, we believe they will continue to be successful in keeping customer satisfaction high and selling our services.

•	Create Additional Content and Services. Continuing to build and expand relevant, targeted content websites has the potential to allow us to get more ingrained within our target communities. We believe that enhancing existing and providing additional content and services will attract new members, improve the overall experience on our websites and strengthen the communities we serve.

•	Increase Advertising Sales. Between 2011 and 2012, advertising revenue on our websites increased 60%. We believe there is an opportunity to generate additional advertising revenue on our dating and other content websites. Given the strong growth of our niche, community-based websites, we remain strongly positioned to gain from the growing digital media spend as we are able to deliver an engaged and targeted audience to advertisers. We expect advertisers will continue to seek highly targeted environments, such as ours, to complement their brands and reach niche consumers. In addition, we are able to offer advertisers not only online advertising, but also an offline presence at our various parties and events around the country.

Our Company History and Information

Spark Networks, Inc. was incorporated in Delaware in April 2007. Prior to 2007, our Company was a public limited company incorporated under the laws of England and Wales until we completed a reorganization to become a Delaware corporation.

Office Location

Our principal executive offices are located at 11150 Santa Monica Boulevard, Suite 600, Los Angeles, California 90025. Our telephone number is (310) 893-0550. Our website is located at http://www.spark.net. Information contained on, or that can be accessed through, our website is not part of this prospectus supplement, and investors should not rely on any such information in deciding whether to purchase our common stock.

THE OFFERING

Company	Spark Networks, Inc.

Common stock offered by the selling stockholder	4,050,870 shares of common stock.

Over-allotment option	The selling stockholder has granted the underwriters the option to purchase up to 607,630 additional shares of common stock on the same terms and conditions solely to cover over-allotments, if any. The underwriters can exercise this option at any time within 30 days after the offering.

Common stock outstanding after this offering	23,920,803 shares of common stock.

Offering price	$6.00 per share.

Exchange listing	Our common stock is listed on the NYSE MKT under the trading symbol “LOV.”

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholder.

The total number of shares of common stock outstanding after this offering is based on 23,920,803 shares outstanding as of November 1, 2013, and excludes:

•	3,058,758 shares of common stock issuable upon the exercise of stock options outstanding as of November 1, 2013 with a weighted-average exercise price of $4.15 per share; and

•	2,701,088 shares of common stock reserved for future issuance under our 2007 Omnibus Incentive Plan as of November 1, 2013.

Except as otherwise noted, all information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares from the selling stockholder and no exercise of outstanding options since November 1, 2013.

SUMMARY FINANCIAL INFORMATION

The following summary financial information as of and for the three years ended December 31, 2012 is derived from the audited consolidated financial statements of Spark Networks, Inc. The financial data for the nine-month periods ended September 30, 2013 and 2012 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods.

Operating results for the nine-month period ended September 30, 2013 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2013. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein.

The following table sets forth selected consolidated statements of operations.

	Years Ended December 31,			Nine Months Ended September 30,
(in thousands, except per share data)	2010	2011	2012	2012	2013
				(unaudited)
Revenue	$40,851	$48,493	$61,743	$45,472	$52,205
Cost and expenses:
Cost of revenue (exclusive of depreciation shown separately below)	13,749	28,955	49,216	35,725	42,046
Sales and marketing	3,496	3,722	3,991	2,976	3,972
Customer service	1,601	1,980	2,534	1,887	2,136
Technical operations	1,232	1,367	1,363	1,067	887
Development	3,092	2,710	3,346	2,549	2,331
General and administrative	9,782	8,068	8,787	6,550	7,704
Depreciation	962	1,320	1,673	1,242	1,454
Amortization of intangible assets	421	370	13	13	10
Impairment of long-lived assets and other assets	308	1,145	—	—	265

Total cost and expenses	34,643	49,637	70,923	52,009	60,805

Operating (loss) income	6,208	(1,144)	(9,180)	(6,537)	(8,600)
Interest (income) expense and other, net	(54)	162	(238)	(50)	(172)
(Loss) income before income taxes	6,262	(1,306)	(8,942)	(6,487)	(8,428)
Provision (benefit) for income taxes	2,558	305	6,047	(2,036)	403

Net (loss) income	$3,704	$(1,611)	$(14,989)	$(4,451)	$(8,831)

Net (loss) income per-share – basic and diluted	$0.18	$(0.08)	$(0.72)	$(0.22)	$(0.39)

Weighted average shares outstanding – basic	20,586	20,591	20,781	20,683	22,410
Weighted average shares outstanding – diluted	20,590	20,591	20,781	20,683	22,410
Comprehensive income (loss)	$3,839	$(1,712)	$(14,949)	$(4,454)	$(8,786)

The following table sets forth selected consolidated balance sheet data:

	December 31,	September 30,
(in thousands)	2012	2013
		(unaudited)
Cash and cash equivalents	$10,458	$17,243
Property and equipment, net	3,133	3,969
Goodwill	8,861	9,178
Total current assets	14,069	21,926
Total assets	28,364	37,555
Total current liabilities	14,817	16,026
Total liabilities	16,818	19,457
Total stockholders’ equity	11,546	18,098

The following table sets forth segment results from our operations:

	Years Ended December 31,			Nine Months Ended September 30,
(in thousands except subscriber and ARPU information)	2010	2011	2012	2012	2013
Net Revenue
Jewish Networks	$27,440	$27,054	$26,034	$19,417	$19,345
Christian Networks	5,828	15,742	31,574	22,853	30,256
Other Networks	6,619	4,925	3,765	2,929	2,305
Offline & Other Businesses	964	772	370	273	299

Total Net Revenue	$40,851	$48,493	$61,743	$45,472	$52,205
Direct Marketing Expenses
Jewish Networks	$2,321	$3,389	$3,111	$2,277	$2,349
Christian Networks	4,953	19,356	41,400	29,920	36,247
Other Networks	2,921	2,467	977	776	474
Offline & Other Businesses	535	512	165	96	87

Total Direct Marketing Expenses	$10,730	$25,724	$45,653	$33,069	$39,157
Contribution
Jewish Networks	$25,119	$23,665	$22,923	$17,140	$16,996
Christian Networks	875	(3,614)	(9,826)	(7,067)	(5,991)
Other Networks	3,698	2,458	2,788	2,153	1,831
Offline & Other Businesses	429	260	205	177	212

Total Contribution	$30,121	$22,769	$16,090	$12,403	$13,048
Average Paying Subscribers
Jewish Networks	90,452	89,429	85,292	85,144	84,473
Christian Networks	26,366	71,311	146,267	138,891	193,638
Other Networks	44,812	35,595	27,685	28,537	21,230

Total Average Paying Subscribers(1)	161,630	196,335	259,244	252,572	299,341
ARPU
Jewish Networks	$24.85	$24.72	$24.83	$24.79	$25.10
Christian Networks	17.58	17.38	17.01	17.25	16.48
Other Networks	11.55	10.96	10.53	10.58	11.43

Total ARPU(2)	$19.98	$19.56	$18.89	$19.04	$18.55

(1)	Total Average Paying Subscribers excludes results from our HurryDate business due to its relative size. “Average Paying Subscribers” are defined as individuals who have paid a monthly fee for access to communication and website features beyond those provided to our members. Average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in such period.

(2)	ARPU is defined as average revenue per user per month. Total ARPU excludes results from our HurryDate business due to its relative size.

Third Quarter 2013 Financial Results

Revenue was $17.4 million, an increase of 9% compared to $15.9 million in the third quarter of 2012. The Christian Networks segment was the primary driver of that growth. Contribution was $4.7 million, an increase of 22% compared to $3.9 million in the third quarter of 2012.

Total cost and expenses were $19.9 million, an increase of 7% compared to $18.5 million in the third quarter of 2012. The higher costs primarily reflect a $739,000 increase in Christian Networks direct marketing expenses, reflecting the Company’s continued focus on meaningfully growing its subscriber base in this segment.

Net loss was $2.6 million, or $0.11 per share, compared to a net loss of $1.7 million, or $0.08 per share, in the third quarter of 2012. Adjusted EBITDA was a loss of $1.8 million, compared to a loss of $2.0 million in the third quarter of 2012.

As of September 30, 2013, the Company had cash and cash equivalents of $17.2 million, an increase of 65% from $10.5 million at December 31, 2012. As of September 30, 2013, the Company had no outstanding debt.

Average paying subscribers for the Jewish Networks, Christian Networks and Other Networks segments were 300,225, an increase of 13% compared to 266,075 in the third quarter of 2012.

Reconciliation of Net Loss to Adjusted EBITDA

“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation, amortization, stock-based compensation, impairment of long-lived assets, non-cash currency translation adjustments for inter-company loans and the income (loss) recognized from non-cash assets received in connection with a legal judgment. We report Adjusted EBITDA as a supplemental measure to generally accepted accounting principles (“GAAP”). This measure is one of the primary metrics by which we evaluate the performance of our businesses, budget, forecast and compensate management. We believe this measure provides management and investors with a consistent view, period-to-period, of the core earnings generated from on-going operations and excludes the impact of: (i) non-cash items, such as stock-based compensation, asset impairments, non-cash currency translation adjustments related to an inter-company loan and (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years. Adjusted EBITDA should not be construed as a substitute for net income (loss) (as determined in accordance with GAAP) for the purpose of analyzing our operating performance or financial position, as Adjusted EBITDA is not defined by GAAP.

	Nine Months Ended September 30,
(in thousands)	2012		2013
		(unaudited)
Net loss	$(4,451)		$(8,831)
Interest expense	43		53
Income Taxes (benefit)	(2,036)		403
Depreciation	1,242		1,454
Amortization	13		10

EBITDA	(5,189)		(6,911)

Stock-based compensation	599		576
Impairment of long-lived assets	—		265
Non-cash currency translation adjustments	77		(215)
Non-repetitive property possession	(151)		—

Adjusted EBITDA	$(4,664)		$(6,285)

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. In addition to the following risk factors, you should carefully consider the risks, uncertainties and assumptions discussed under “Risk Factors” in the accompanying prospectus and in other documents that we file with the Securities and Exchange Commission (the “SEC”) that update, supplement or supersede such information, which documents are incorporated by reference into this prospectus. See “Where You Can Find More Information.” Additional risks not currently known to us or which we consider immaterial based on information currently available to us may also materially adversely affect us. If any of the events anticipated by the risks described occur, our results of operations and financial condition could be adversely affected, which could result in a decline in the market price of our common stock, causing you to lose all or part of your investment.

If securities analysts downgrade our stock or cease coverage of us, the price of our stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. Currently, three financial analysts publish reports about us and our business. We do not control these or any other analysts. Furthermore, there are many large, well-established, publicly traded companies active in our industry and market, which may mean that it is less likely that we will receive widespread analyst coverage. If any of the analysts who cover us downgrade our stock, our stock price would likely decline rapidly. If these analysts cease coverage of our Company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Substantial future sales of our common stock in the public market may depress our stock price and make it difficult for you to recover the full value of your investment in our shares of securities.

As of November 1, 2013, we had 23,920,803 shares of common stock outstanding. Substantially all of these shares are available for public sale, subject in some cases to volume and other limitations or delivery of a prospectus. The market price of our common stock may decline if our common stockholders sell a large number of shares of our common stock in the public market, or the market perceives that such sales may occur. In addition, at November 1, 2013, we had outstanding options to purchase an aggregate of 3,058,758 shares of our common stock. If these options are exercised and the shares issued upon exercise are sold, the market price of our securities may also decline. These factors also could impair our ability to raise needed capital by depressing the price at which we could sell our securities.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder, including any shares that may be sold by the selling stockholder in connection with the exercise of the underwriters’ over-allotment option.

SELLING STOCKHOLDER

The table below sets forth information regarding the beneficial ownership of outstanding shares of our common stock beneficially owned by Great Hill Partners, LLC and its affiliates (“Great Hill”) and the shares that it may sell under this prospectus.

The number of shares disclosed in the table below as “beneficially owned” are those beneficially owned as determined under the rules of the SEC. Such information is not necessarily indicative of ownership for any other purpose. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. The number of securities beneficially owned by a person includes shares of such security issuable with respect to options or similar convertible securities held by that person that are exercisable or convertible within 60 days. Percentage of ownership in the following table is based on 23,920,803 shares of our common stock outstanding as of November 1, 2013. If the underwriters exercise in full their option to purchase from the selling stockholder additional shares, the selling stockholder would own options to purchase 62,500 shares, or 0.3%, of our common stock.

Name	Shares of Common Stock Owned Before this Offering		Shares Offered	Shares of Common Stock Owned After this Offering
	Number	Percent		Number	Percent
Great Hill(1)(2)	4,721,000	19.7%	4,050,870	670,130	2.8%

(1)	Consists of (i) 41,648 shares of our common stock over which Great Hill Investors, LLC (“GHI”) has shared voting and dispositive power; (ii) 2,969,344 shares of our common stock (including options to purchase 39,660 shares of our common stock) over which Great Hill Equity Partners II Limited Partnership (“GHEP II”) has shared voting and dispositive power; (iii) 113,126 shares of our common stock (including options to purchase 1,511 shares of our common stock) over which Great Hill Affiliate Partners II, L.P. (“GHAP II”) has shared voting and dispositive power; and (iv) 1,596,882 shares of our common stock (including options to purchase 21,329 shares of our common stock) over which Great Hill Equity Partners III, L.P. has shared voting and dispositive power (“GHEP III”, and collectively with GHI, GHEP II and GHAP II, the “Great Hill Funds” and each a “Great Hill Fund”). Shares underlying options are based on options issued to Peter L. Garran and Michael A. Kumin for their services as directors of the Company and which are treated by the reporting persons as beneficially owned by such entities pursuant to the terms of the applicable limited partnership agreements. Each Great Hill Fund is an investment fund, principally engaged in the business of making private equity and other investments. Great Hill Partners GP II, LLC (“GP II”), which has shared voting and dispositive power over 3,082,470 shares of our common stock, is the sole general partner of GHEP II and GHAP II. Great Hill Partners GP III, L.P. (“GHEP III GP”), which has shared voting and dispositive power over 1,596,882 shares of our common stock, is the sole general partner of GHEP III. GHP III, LLC (“GP III,” and together with GP II and GHEP III GP, the “General Partners”), which has shared voting and dispositive power over 1,596,882 shares of our common stock, is the sole general partner of GHEP III GP. Christopher S. Gaffney, a former director of the Company, and John G. Hayes, each of whom has shared voting and dispositive power over 4,721,000 shares of our common stock, are managers of GHI and the General Partners. Stephen F. Gormley, who has shared voting and dispositive power over 3,124,118 shares of our common stock, is a manager of GHI and GP II. Matthew T. Vettel, who has shared voting and dispositive power over 1,638,530 shares of our common stock, is a manager of GHI and GP III. Michael A. Kumin, a current director of the Company, and Mark D. Taber, each of whom has shared voting and dispositive power over 1,596,882 shares of our common stock, are members of the executive and investment committees of GP III (collectively with John G. Hayes, Christopher S. Gaffney, Stephen F. Gormley and Matthew T. Vettel, the “Controlling Persons”). Based on information provided to the Company, except to the extent of their pecuniary interest therein, each Controlling Person, GP II, GP III and GHEP III GP disclaims beneficial ownership of the shares. The principal business office of the Great Hill Funds, the General Partners and the Controlling Persons is c/o Great Hill Partners, LLC, One Liberty Square, Boston, Massachusetts 02109.

(2)	Michael A. Kumin and Peter L. Garran, each a director of the Company and a Managing Partner of and a Principal at Great Hill Partners, LLC, respectively.

From time to time, we may enter into agreements or arrangements with other companies, which may, directly or indirectly, have a relationship with Great Hill. For a further description of any such relationships, refer to the information contained in the documents incorporated by reference into this prospectus, including the information set forth under the caption “Certain Relationships and Related Transactions” in our Definitive Proxy Statement for our 2013 annual meeting of stockholders filed on April 2, 2013.

UNDERWRITING

William Blair & Company, L.L.C. and Stifel, Nicolaus & Company, Incorporated are acting as joint book-running managers of the offering. Subject to the terms and conditions set forth in the underwriting agreement by and among the underwriters, the selling stockholder and us, the underwriters have agreed to purchase from the selling stockholder the number of shares of common stock set forth opposite such underwriters’ name in the table below.

Underwriter	Number of Shares
William Blair & Company, L.L.C.	1,620,348
Stifel, Nicolaus & Company, Incorporated	1,620,348
Canaccord Genuity Inc.	810,174

Total	4,050,870

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 607,630 shares from the selling stockholder on the same terms and conditions solely to cover over-allotments, if any. The underwriters can exercise this option at any time within 30 days after the offering.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds, before expenses, to the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$6.00	$24,305,220	$27,951,000
Underwriting discounts and commissions paid by the selling stockholder	$0.30	$1,215,261	$1,397,550
Proceeds, before expenses, to the selling stockholder	$5.70	$23,089,959	$26,553,450

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.18 per share. After the offering, the underwriters may reduce the initial public offering price and concession to dealers. No such reduction will change the amount of proceeds received by the selling stockholder, as set forth on the cover page. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and each of our executive officers and directors and the selling stockholder have agreed with the underwriters, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock, whether now owned or subsequently acquired or with respect to which we have acquired the power of disposition, or (ii) cause to be filed, any registration statement under the Securities Act with respect to any of the foregoing or (iii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of William Blair & Company, L.L.C. and Stifel, Nicolaus & Company, Incorporated.

The 90-day restricted period described in the preceding paragraph may be extended if: (1) during the last 17 days of the 90-day restricted period, (a) we release earnings results, (b) announce material news or (c) a material event relating to our business occurs or (2) before the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period following the last day of the 90-day restricted period, then in each case the 90-day restricted period may be extended by the underwriters by written notice to us, and the restrictions imposed shall continue to apply, until the expiration of the 18-day period beginning on the date of the earnings release or the announcement of material news or the occurrence of a material event relating to our business, as the case may be, unless the representatives waive, in writing, such extension.

Our common stock is listed on the NYSE MKT under the symbol “LOV.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them by us and the selling stockholder. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own account, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE MKT, in the over-the-counter market or otherwise.

We estimate that our offering expenses will be approximately $200,000. The selling stockholder has agreed to pay all of our offering expenses.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Non-U.S. Investors

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive, each of which we refer to as a relevant member state, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, an offer of securities described in this prospectus supplement may not be made to the public in that relevant member state other than:

•	To legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	To any legal entity that has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	To fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of representatives for any such offer; or

•	In any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of securities shall require us or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares of common stock in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

Investors considering the purchase of our common stock should consult their own tax advisors regarding the application of the U.S. federal income and estate tax laws to their particular situations and the consequences of foreign, state or local laws, and tax treaties.

LEGAL MATTERS

K&L Gates LLP, Los Angeles, California, will issue an opinion about certain legal matters with respect to the securities. Goodwin Procter LLP, New York, New York will pass upon certain matters for the underwriters.

EXPERTS

The consolidated financial statements of Spark Networks, Inc. appearing in Spark Networks, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 (No. 333-187141) under the Securities Act, registering shares of our common stock, preferred stock, warrants, debt securities, and units. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement, including certain exhibits and schedules. For further information regarding our Company and the common stock offered by this prospectus supplement and accompanying prospectus, please refer to the registration statement and the exhibits filed as part of the registration statement.

In addition, we file periodic reports with the SEC, including quarterly and current reports and annual reports, which include our audited financial statements. The registration statement, including exhibits thereto, and all of our periodic reports may be inspected without charge at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of the registration statement, including the exhibits thereto, and all of our periodic reports after payment of the fees prescribed by the SEC. For additional information regarding the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. The SEC also maintains a website which provides on-line access to reports and other information regarding registrants that file electronically with the SEC at the address: http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus is part of a registration statement filed with the SEC. The SEC allows us to “incorporate by reference” into this prospectus the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents were filed with the SEC pursuant to the Exchange Act and are incorporated by reference and made a part of this prospectus:

•	our annual report on Form 10-K for the year ended December 31, 2012, filed on March 8, 2013, including certain information incorporated by reference therein from our Definitive Proxy Statement for our 2013 annual meeting of stockholders filed on April 2, 2013;

•	all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2012;

•	the description of our common stock contained on Form 8-K filed with the SEC on July 9, 2007, including any amendments or reports filed for the purpose of updating such description;

•	the description of our rights contained in our Registration Statement on Form 8-A filed on July 9, 2007 (File No. 001-32750), including any amendments or reports filed for the purpose of updating such description; and

•	all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering, unless otherwise stated therein.

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus.

Any statement contained herein or made in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above in “Where You Can Find More Information.” We will provide without charge to each person to whom this prospectus is delivered, upon oral or written request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Written or telephone requests should be directed to: Spark Networks, Inc., 11150 Santa Monica Boulevard, Suite 600, Los Angeles, California 90025, Attn: Corporate Secretary or (310) 893-0550. Our internet address is http://www.spark.net. The information on our internet website is not incorporated by reference in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different or additional information. The selling stockholder and the underwriters are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date of those documents.

PROSPECTUS

Spark Networks, Inc.

$100,000,000

Common Stock

Preferred Stock

Warrants

Debt Securities

Units

and

9,135,00 shares of

Common Stock offered

by the Selling Stockholder

We may offer to the public from time to time in one or more series or issuances at prices and on terms that we will determine at the time of each offering, shares of our common stock, shares of preferred stock, warrants to purchase shares of our common stock, preferred stock and/or debt securities, debt securities consisting of debentures, notes or other evidences of indebtedness, units consisting of a combination of the foregoing securities, or any combination of these securities. The aggregate initial offering price of all securities sold by us pursuant to this prospectus will not exceed $100,000,000.

This prospectus also relates to 9,135,000 shares of our common stock that may be sold from time to time in connection with one or more offerings by the selling stockholder named in this prospectus. We will not receive any of the proceeds from any sale of shares of our common stock by the selling stockholder.

This prospectus describes the general manner in which our securities may be offered using this prospectus. Each time we or the selling stockholder offer and sell securities, we will provide you with a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add, update, or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated by reference in this prospectus and the applicable prospectus supplement before you purchase any of the securities offered hereby. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

We or the selling stockholder may offer the securities directly or through agents or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of the securities their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying prospectus supplement. The securities may be offered and sold through public or private transactions at market prices prevailing at the time of sale, at a fixed price or fixed prices, at negotiated prices, at various prices determined at the time of sale or at prices related to prevailing market prices. We or the selling stockholder can sell the securities through agents, underwriters or dealers only with delivery of a prospectus supplement describing the method and terms of the offering of such securities. In addition, shares of our common stock may be offered from time to time through ordinary brokerage transactions on the NYSE MKT. See “Plan of Distribution.”

Our common stock is currently traded on the NYSE MKT under the symbol “LOV.” On April 19, 2013, the last reported sales price for our common stock was $6.90 per share. The aggregate market value of our outstanding common stock held by non-affiliates was $68,061,807 based on 20,958,489 shares of outstanding common stock as of March 7, 2013, of which approximately 8,572,016 shares were held by non-affiliates, and using the closing price per share of our common stock on the NYSE MKT on January 15, 2013 of $7.94. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities pursuant to this registration statement with a value of more than one-third of the aggregate market value of our common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our common stock held by non-affiliates is less than $75,000,000. In the event that subsequent to the effective date of this registration statement, the aggregate market value of our outstanding common stock held by non-affiliates equals or exceeds $75,000,000, then the one-third limitation on sales shall not apply to additional sales made pursuant to this registration statement. We have not sold any securities pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to, and including, the date of this registration statement.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus, in addition to any Risk Factors contained in the applicable prospectus supplement and in our reports filed with the Securities and Exchange Commission to read about risk factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated April 23, 2013

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference into this prospectus or any prospectus supplement. If any person does provide you with information that differs from what is contained or incorporated by reference in this prospectus or any prospectus supplement, you should not rely on it. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or any prospectus supplement. You should assume that the information contained in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information contained in any document we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any prospectus supplement or any sale of a security. These documents are not an offer to sell or a solicitation of an offer to buy these securities in any circumstances under which the offer or solicitation is unlawful.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may sell any of the securities, or any combination of the securities, described in this prospectus, in each case in one of more offerings up to a total dollar amount of proceeds of $100,000,000 and the selling stockholder may sell up to 9,135,000 shares of our common stock. This prospectus describes the general manner in which our securities may be offered by this prospectus. Each time we or the selling stockholder offer and sell securities, we will provide a prospectus supplement that will contain specific information about the terms of those securities and terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus or in documents incorporated by reference in this prospectus. To the extent that any statement that we make in a prospectus supplement is inconsistent with statements made in this prospectus or in documents incorporated by reference in this prospectus, you should rely on the information in the prospectus supplement. You should carefully read both this prospectus and any prospectus supplement together with the additional information described under “Where You Can Find More Information” before buying any securities in any offering hereunder.

USE OF TERMS

Unless the context otherwise requires, the terms “Company,” “we,” “us,” and “our” refer to Spark Networks, Inc., a Delaware corporation, and its subsidiaries.

Spark Networks and Spark Networks logos are trademarks and/or registered trademarks of Spark Networks USA, LLC, one of the Company’s indirect wholly owned subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this prospectus and the documents and information incorporated by reference in this prospectus include some statements that are not purely historical and that are “forward-looking statements” involving substantial risks and uncertainties. Such forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition, and results of operations. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following:

•	ability to attract members; convert members into paying subscribers and retain paying subscribers;

•	the highly competitive nature of our business;

•	our ability to keep pace with rapid technological change and enhance existing or introduce new services;

•	the strength of our existing brands and our ability to maintain and enhance those brands;

•	our ability to effectively manage our operations and attract and retain qualified personnel;

•	our dependence upon the telecommunications infrastructure and our networking hardware and software infrastructure;

•	effectively protecting our internet domain names and proprietary rights;

•	the effect of new or interpretation of existing laws and regulations on our operations;

•	the volatility of the price of our securities; and

•	other factors, including those described in this prospectus under the heading “Risk Factors,” as well as factors set forth in other filings we make with the Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ABOUT SPARK NETWORKS

Our Business

We are a leading global media business, focused on creating iconic niche-focused brands that build and strengthen the communities they serve. Our core properties are primarily online singles desktop and mobile Web sites that enable adults to meet, participate in a community and form relationships with like-minded individuals. We provide this opportunity through many features on our Web sites, such as profiles, onsite email centers, real-time chat rooms, instant messaging services and, offline singles events.

Today, our largest and most recognizable Web sites are ChristianMingle.com and JDate.com. We also operate several international Web sites and maintain physical operations in both the United States and Israel.

Membership on our online singles Web sites is free and allows registered members to post personal profiles and access our searchable databases of member profiles. On most of our Web sites, the ability to initiate most communication with other members requires the payment of monthly subscription fees which, along with advertising sales on our online singles Web sites and our media properties, represent our primary source of revenue. We typically offer discounted subscription rates to those members who subscribe for periods longer than one month. Subscriptions renew automatically until subscribers terminate them.

Our Corporate History

Spark Networks, Inc. was incorporated in Delaware in April 2007. Prior to 2007, our Company was a public limited company incorporated under the laws of England and Wales until we completed a reorganization to become a Delaware corporation.

Office Location

Our principal executive offices are located at 8383 Wilshire Boulevard, Suite 800 Beverly Hills, California 90211. Our telephone number is (323) 658-3000. Our website is located at http://www.spark.net. Information contained on, or that can be accessed through, our website is not part of this prospectus.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before investing in our securities, you should carefully consider the following information about these risks, together with the other information contained in this prospectus and in the documents incorporated by reference into this prospectus, including the specific risk factors discussed under the caption “Risk Factors” in the applicable prospectus supplement, other information contained in the prospectus supplement or appearing in, or incorporated by reference in, this prospectus. If any of the events anticipated by the risks described below occur, our business, financial condition, results of operations or cash flow could be adversely affected which could result in a decline in the market price of our securities, causing you to lose all or part of your investment.

Risks Related to Our Business

Our growth rates may decline and our operating margins could deteriorate; our business, financial condition and results of operations may be adversely affected by a slowdown or contraction in the economy.

Between 2007 and 2010, our revenue declined and it may decline again in the future. It is possible our operating margins will deteriorate if revenue growth does not exceed planned increases in expenditures for all aspects of our business in an increasingly competitive environment, including sales and marketing, development, technical operations and general and administrative expenses.

Our member and paying subscriber base is composed of individual consumers and in the event of a continued prolonged economic downturn in the United States or in our international markets in which spending by individual consumers drops significantly, our current and potential subscribers may be unable or unwilling to subscribe to our services and our business may be negatively affected. In addition, the current or future tightening of credit in financial markets could result in a decrease in demand for our products and services if subscribers do not have access to credit. To the extent the overall economy continues to deteriorate or does not improve, we may lose existing members and paying subscribers and fail to attract new members and paying subscribers, which could adversely affect our business, financial condition and results of operations.

We have significant operating losses and we may incur additional losses in the future.

We have historically generated significant operating losses in some years. As of December 31, 2012, we had an accumulated deficit of approximately $44.0 million. We had net (loss) income of approximately ($15.0), ($1.6) and $3.7 million for the years ended December 31, 2012, 2011 and 2010, respectively. If our revenue does not grow at a substantially faster rate than our operating expenses, or if our operating expenses are higher than we anticipate, or if our revenue begins to decline but our operating expenses increase, we may not be profitable and we may incur additional losses, which could be significant.

Adverse capital and credit market conditions could limit our access to capital and increase our cost of capital, which may significantly affect our ability to meet liquidity needs.

The capital and credit markets have been experiencing extreme volatility over the last few years. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for certain issuers. Without sufficient liquidity, we may be forced to curtail certain operations and may be unable to operate our business as we deem appropriate. Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our business. Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities and access the capital necessary to operate and grow our business. As such, we may be forced to delay raising capital or bear an unattractive cost of capital which could decrease our profitability and significantly reduce our financial flexibility. Our results of operations, financial condition, cash flows and capital position could be materially adversely affected by disruptions in the financial markets.

If our efforts to attract a large number of members, convert members into paying subscribers and retain our paying subscribers are not successful, our revenue and operating results will suffer.

Our future growth depends on our ability to attract a large number of members, convert members into paying subscribers and retain our paying subscribers. This in turn depends on our ability to deliver a high-quality online personals experience to these members and paying subscribers. As a result, we must continue to invest significant resources in order to enhance our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose existing members and paying subscribers and may fail to attract new members and paying subscribers. Our revenue and expenses will also be adversely affected if our innovations are not responsive to the needs of our members and paying subscribers or are not brought to market in an effective or timely manner.

We need to maintain or increase our number of average paying subscribers to maintain or increase our current level of revenue.

The majority of our revenue is generated by internet users that pay us a subscription fee. One of our key performance metrics focuses on the average number of paying subscribers in a given period. The number of monthly average paying subscribers is calculated as the sum of the paying subscribers at the beginning and end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in the period. Internet users, in general, and users of online personals services specifically, freely navigate and use the services offered by a variety of Web sites. We cannot assure you that our monthly average paying subscriber numbers will remain at consistent levels, and they may decrease in the future, thus decreasing our revenue. In 2012, average paying subscribers increased 32.0% and revenue also increased 27.3% compared to 2011. If we do not constantly attract new paying subscribers at a faster rate than subscription terminations, our average paying subscribers will decrease and we will not be able to maintain or increase our current level of revenue.

Our subscriber acquisition costs vary depending upon prevailing market conditions and may increase significantly in the future.

Costs for us to acquire paying subscribers are dependent, in part, upon our ability to purchase advertising at a reasonable cost. Our advertising costs vary over time, depending upon a number of factors, many of which are beyond our control. Historically, we have used online and offline advertising as the primary means of marketing our services. During 2012, our cost of revenue substantially increased, primarily as a result of higher direct marketing expenses related to our Christian Networks.

Despite a slow economy, costs of online and offline advertising may continue to increase. If we are not able to reduce our other operating costs, increase our paying subscriber base or increase revenue per paying subscriber to offset these increases, our profitability will be adversely affected.

In addition, our costs to acquire subscribers may increase if we raise prices on our Web sites as potential customers may be slower or more reluctant to purchase higher priced services.

We secured a $15.0 million revolving credit facility, which could restrict our ability to use our operating cash flow for the growth of our business.

In February 2008, we entered into an initial credit agreement with Bank of America under which we had no outstanding borrowings as of December 31, 2012. If we are unable to pay our debts as they become due, we will be required to pursue one or more alternative strategies, such as refinancing or restructuring our indebtedness, selling additional debt or equity securities or selling assets. We may not be able to refinance our debt or issue additional debt or equity securities on favorable terms, if at all, and if we must sell our assets, it may negatively affect our ability to generate future revenue. If we are unable to meet our obligations as they become due or to comply with various financial covenants contained in the revolving credit facility, this could constitute an event of default.

Our obligations under the credit facility are secured by a lien on substantially all of the assets of Spark Networks USA, LLC, which is the borrower under the credit facility, and by guarantees by Spark Networks, Inc. and a number of our subsidiaries. Any default under the credit facility, could result in an acceleration of payment of all outstanding debt owed at the time, which could materially and adversely affect our financial condition.

Our revolving credit facility has certain covenants that could restrict how we operate our business.

The terms of our revolving credit facility contain various provisions that limit our ability to, among other things:

•	incur or guarantee additional debt;

•	receive dividends or distributions from our subsidiaries;

•	make investments and other restricted payments;

•	make dividend payments or redeem equity securities;

•	grant liens;

•	transfer or sell assets;

•	engage in different lines of business; and

•	consolidate, merge or transfer all or substantially all of our assets.

These covenants may affect our ability to operate and finance our business as we deem appropriate. If we are unable to meet our obligations as they become due or to comply with various financial covenants contained in the revolving credit facility, this could constitute an event of default.

Competition presents an ongoing threat to the performance of our business.

We expect competition in the online personals business to continue to increase because there are no substantial barriers to entry. We believe our ability to compete depends upon many factors both within and beyond our control, including the following:

•	the size and diversity of our member and paying subscriber bases;

•	the timing and market acceptance of our products and services, including the developments and enhancements to those products and services relative to those offered by our competitors;

•	customer service and support efforts;

•	selling and marketing efforts; and

•	our brand strength in the marketplace relative to our competitors.

We compete with traditional personals services, as well as newspapers, magazines and other traditional media companies that provide personals services. We compete with a number of large and small companies, including Internet portals and specialty-focused media companies that provide online and offline products and services to the markets we serve. Our principal online personals services competitors include Match.com and OkCupid, two wholly-owned subsidiaries of InterActiveCorp and eHarmony. In addition, we face competition from social networking Web sites such as Facebook. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to respond more quickly than we can to new or emerging technologies and changes in customer requirements. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies that may allow them to build larger member and paying subscriber bases than ours. Our competitors may develop products or services that are equal or superior to our products and services or that achieve greater market acceptance than our products and services. These activities could attract members and paying subscribers away from our Web sites and reduce our market share.

In addition, current and potential competitors are making, and are expected to continue to make, strategic acquisitions or establishing cooperative and, in some cases, exclusive relationships with significant companies or competitors to expand their businesses or to offer more comprehensive products and services. To the extent these competitors or potential competitors establish exclusive relationships with major portals, search engines and Internet Service Providers, or ISPs, our ability to reach potential members through online advertising may be restricted. Any of these competitors could cause us difficulty in attracting and retaining members and converting members into paying subscribers and could jeopardize our existing affiliate program and relationships with portals, search engines, ISPs and other Web properties.

Our efforts to capitalize upon opportunities to expand into new vertical affinity markets may fail and could result in a loss of capital and other valuable resources.

We may decide to expand into new vertical affinity markets to increase our revenue base. If we expand into such vertical affinity markets, management’s time and attention will be less focused on our existing businesses and will require us to invest significant capital resources. The results of any expansion efforts into new vertical affinity markets are unpredictable, and there is no guarantee that our efforts will have a positive effect on our revenue base. We face many risks associated with our planned expansion into new vertical affinity markets, including but not limited to the following:

•	competition from pre-existing competitors with significantly stronger brand recognition in the markets we enter;

•	our improper evaluation of the potential of such markets;

•	diversion of capital and other valuable resources away from our core business;

•	foregoing opportunities that are potentially more profitable; and

•	weakening our current brands by over expansion into too many new markets.

If we fail to keep pace with rapid technological change, our competitive position will suffer.

We operate in a market characterized by rapidly changing technologies, evolving industry standards, frequent new product and service announcements, enhancements and changing customer demands. Accordingly, our performance will depend on our ability to adapt to rapidly changing technologies and industry standards, and our ability to continually improve the speed, performance, features, ease of use and reliability of our services in response to both evolving demands of the marketplace and competitive service and product offerings. There have been occasions when we have not been as responsive as many of our competitors in adapting our services to changing industry standards and the needs of our members and paying subscribers. Our industry has been subject to constant innovation and competition. New features may be introduced by one competitor, and if they are perceived as attractive to users, they are often copied later by others. Over the last few years, such new feature introductions in the industry have included instant messaging, message boards, E-cards, personality profiles and mobile content delivery. Introducing new technologies into our systems involves numerous technical challenges, substantial amounts of capital and personnel resources and often takes many months to complete. We intend to continue to devote efforts and funds toward the development of additional technologies and services. We may not be able to effectively integrate new technologies into our Web sites on a timely basis or at all, which may degrade the responsiveness and speed of our Web sites. Such technologies, even if integrated, may not function as expected.

Our business depends on establishing and maintaining strong brands and if we are not able to maintain and enhance our brands, we may be unable to expand or maintain our member and paying subscriber bases.

We believe that establishing and maintaining our brands is critical to our efforts to attract and expand our member and paying subscriber bases. We believe that the importance of brand recognition will continue to increase, given the growing number of Internet sites and the low barriers to entry for companies offering online personals services. To attract and retain members and paying subscribers, and to promote and maintain our brands in response to competitive pressures, we may have to substantially increase our financial commitment to creating and maintaining distinct brand loyalty among these groups. If visitors, members and paying subscribers to our Web sites and our affiliate and distribution associates do not perceive our existing services to be of high quality, or if we introduce new services or enter into new business ventures that are not favorably received by such parties, the value of our brands could be diluted, thereby decreasing the attractiveness of our Web sites to such parties. As a result, our results of operations may be adversely affected by decreased brand recognition.

If we are unable to attract, retain and motivate key personnel or hire qualified personnel, or such personnel do not work well together, our growth prospects and profitability will be harmed.

Our performance is largely dependent on the talents and efforts of highly skilled individuals. The loss of any of our management or key personnel could seriously harm our business.

We may also encounter difficulties in recruiting personnel as we become a more mature company in a competitive industry. Competition in our industry for personnel is intense, and we are aware that our competitors have directly targeted our employees. We do not have non-competition agreements with most employees and, even in cases where we do, these agreements are of limited enforceability in California. We also do not maintain any key-person life insurance policies on our executives. The incentives to attract, retain and motivate employees provided by our option grants or by future arrangements, such as cash bonuses, may not be as effective as they have been in the past. If we do not succeed in attracting necessary personnel or retaining and motivating existing personnel, we may be unable to grow effectively.

Our business depends on our server and network hardware and software and our ability to obtain network capacity; our current safeguard systems may be inadequate to prevent an interruption in the availability of our services.

The performance of our server and networking hardware and software infrastructure is critical to our business and reputation, to our ability to attract visitors and members to our Web sites, to convert them into paying subscribers and to retain paying subscribers. An unexpected and/or substantial increase in the use of our Web sites could strain the capacity of our systems, which could lead to a slower response time or system failures. Although we have not recently experienced any significant delays, any future slowdowns or system failures could adversely affect the speed and responsiveness of our Web sites and would diminish the experience for our visitors, members and paying subscribers. We face risks related to our ability to scale up to potential increased customer levels while maintaining superior performance. If the usage of our Web sites substantially increases, we may need to purchase additional servers and networking equipment and services to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be significant. Any system failure that causes an interruption in service or a decrease in the responsiveness of our Web sites could reduce traffic on our Web sites and, if sustained or repeated, could impair our reputation and the attractiveness of our brands as well as reduce revenue and negatively impact our operating results.

Furthermore, we rely on many different hardware systems and software applications, some of which have been developed internally. If these hardware systems or software applications fail, it would adversely affect our ability to provide our services. If we are unable to protect our data from loss or electronic or magnetic corruption, or if we receive a significant unexpected increase in usage and are not able to rapidly expand our transaction-

processing systems and network infrastructure without any systems interruptions, it could seriously harm our business and reputation. We have experienced occasional systems interruptions in the past as a result of unexpected increases in usage, and we cannot assure you that we will not incur similar or more serious interruptions in the future. From time to time, our Company and our Web sites may be subject to delays and interruptions due to software viruses, or variants thereof, such as internet worms.

In addition, we do not have a “high availability” disaster recovery system, which means in the event of any catastrophic failure involving our Web sites, we may be unable to serve our Web traffic for a significant period of time. Our Web sites primarily operate from only a single site located in either Southern California or Utah. Any system failure, including network, software or hardware failure, that causes an interruption in the delivery of our Web sites and services or a decrease in responsiveness of our services would result in reduced visitor traffic, reduced revenue and would adversely affect our reputation and brands.

The failure to establish and maintain affiliate agreements and relationships could limit the growth of our business.

We have entered into, and expect to continue to enter into, arrangements with affiliates to increase our member and paying subscriber bases, bring traffic to our Web sites and enhance our brands. Pursuant to our arrangements, an affiliate generally advertises or promotes one or more of our Web sites on its Web site, and earns a fee whenever visitors to its Web site click though the advertisement to one of our Web sites and register or subscribe to one of our Web sites. These affiliate arrangements are easily cancelable, often with one day notice. We do not typically have any exclusivity arrangements with our affiliates, and some of our affiliates may also be affiliates for our competitors. None of these affiliates, individually, represents a material portion of our revenue. If any of our current affiliate agreements are terminated, we may not be able to replace the terminated agreement with an equally beneficial arrangement. We cannot assure you that we will be able to renew any of our current agreements when they terminate or, if we are able to do so, that such renewals will be available on acceptable terms. We also do not know whether we will be able to enter into additional agreements or that any relationships, if entered into, will be on terms favorable to us.

We rely on a number of third-party providers and their failure or unwillingness to continue to perform could harm us.

We rely on third parties to provide important services and technologies to us, including third parties that manage and monitor our offsite data centers located in Southern California and Utah, ISPs, search engine marketing providers and credit card processors. In addition, we license technologies from third parties to facilitate our ability to provide our services. Any failure on our part to comply with the terms of these licenses could result in the loss of our rights to continue using the licensed technology, and we could experience difficulties obtaining licenses for alternative technologies. Furthermore, any failure of these third parties to provide these and other services, or errors, failures, interruptions or delays associated with licensed technologies, could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. Except to the extent of the terms of our contracts with such third party providers, we exercise little or no control over them, which increases our vulnerability to problems with the services and technologies they provide and license to us. In addition, if any fees charged by third-party providers were to substantially increase, such as if ISPs began charging us for emails sent by our paying subscribers to other members or paying subscribers, we could incur significant additional losses.

We may not be effective in protecting our Internet domain names or proprietary rights upon which our business relies or in avoiding claims that we infringe upon the proprietary rights of others.

We regard substantial elements of our Web sites and the underlying technology as proprietary, and attempt to protect them by relying on trademark, service mark, copyright, patent and trade secret laws and restrictions on disclosure and transferring title and other methods. We also generally enter into confidentiality agreements with our employees and consultants, and generally seek to control access to and distribution of our technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar or superior technology independently. Effective trademark, service mark, copyright, patent and trade secret protection may not be available in every country in which our services are distributed or made available through the Internet, and policing unauthorized use of our proprietary information is difficult. Any such misappropriation or development of similar or superior technology by third parties could adversely impact our profitability and our future financial results.

We believe that our Web sites, services, trademarks, patent and other proprietary technologies do not infringe upon the rights of third parties. However, there can be no assurance that our business activities do not and will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. We are aware that other parties utilize the “Spark” name, or other marks that incorporate it and those parties may have rights to such marks that are superior to ours. From time to time, we have been, and expect to continue to be, subject to claims in the ordinary course of business including claims of alleged infringement of the trademarks, service marks and other intellectual property rights of third parties by us. Although such claims have not resulted in any significant litigation or had a material adverse effect on our business to date, any such claims and resultant litigation might subject us to temporary injunctive restrictions on the use of our products, services or brand names and could result in significant liability for damages for intellectual property infringement, require us to enter into royalty agreements, or restrict us from using infringing software, services, trademarks, patents or technologies in the future. Even if not meritorious, such litigation could be time-consuming and expensive and could result in the diversion of management’s time and attention away from our day-to-day business.

We currently hold various Web domain names related to our brands and in the future may acquire new Web domain names. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies may establish additional top level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our existing trademarks and other proprietary rights or those we may seek to acquire. Any such inability to protect ourselves could cause us to lose a significant portion of our members and paying subscribers to our competitors.

We may face potential liability, loss of users and damage to our reputation for violation of our privacy policy or privacy laws and regulations or be required to change our business practices in an adverse manner.

Our privacy policy prohibits the sale or disclosure to any third party of any member’s personal identifying information, except to the extent expressly set forth in the policy. Growing public concern about privacy and the collection, distribution and use of information about individuals may subject us to increased regulatory scrutiny and/or litigation. In the past, the Federal Trade Commission has investigated companies that have used personally identifiable information without permission or in violation of a stated privacy policy. If we are accused of violating the stated terms of our privacy policy, we may be forced to expend significant amounts of financial and managerial resources to defend against these accusations and we may face potential liability. Our membership database holds confidential information concerning our members, and we could be sued if any of that information is misappropriated or if a court determines that we have failed to protect that information.

In addition, our affiliates handle personally identifiable information pertaining to our members and paying subscribers. Both we and our affiliates are subject to laws and regulations related to Internet communications, consumer protection, advertising, privacy, security and data protection. For example, we are subject to the CAN-SPAM Act of 2003, California’s Information Practice Act, which requires notification to users when there is a security breach of personal data, and other state regulations that impose additional requirements on data protection, such as the requirement to encrypt data sent over the internet. If we or our affiliates are found to be in violation of these laws and regulations, we may become subject to administrative fines or litigation or be required to change our data practices, which could materially increase our expenses, adversely affect our results of operations and cause the value of our securities to decline.

Proposed legislation concerning data protection is currently pending at the U.S federal and state level as well as in certain foreign jurisdiction. In addition, the interpretation and application of data protection laws in Europe, the United States and elsewhere are still uncertain. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business. Complying with these laws as they evolve could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

We may be liable as a result of information retrieved from or transmitted over the Internet.

We may be sued for defamation, civil rights infringement, negligence, copyright or trademark infringement, invasion of privacy, personal injury, product liability or under other legal theories relating to information that is published or made available on our Web sites and the other sites linked to it. These types of claims have been brought, sometimes successfully, against online services in the past. We also offer messaging services on our Web sites and send emails directly and through third parties, which may subject us to potential risks, such as liabilities or claims resulting from unsolicited email or spamming, lost or misdirected messages, security breaches, illegal or fraudulent use of email or personal information or interruptions or delays in email service. Our insurance does not specifically provide for coverage of these types of claims and, therefore, may be inadequate to protect us against them. In addition, we could incur significant costs in investigating and defending such claims, even if we ultimately are not held liable. If any of these events occurs, our revenue could be materially adversely affected or we could incur significant additional expense, and the market price of our securities may decline.

Our quarterly results may fluctuate because of many factors and, as a result, investors should not rely on quarterly operating results as indicative of future results.

Fluctuations in operating results or the failure of operating results to meet the expectations of public market analysts and investors may negatively impact the value of our common stock. Quarterly operating results may fluctuate in the future due to a variety of factors that could affect revenue or expenses in any particular quarter. Fluctuations in quarterly operating results could cause the value of our securities to decline. Investors should not rely on quarter-to-quarter comparisons of results of operations as an indication of future performance. Factors that may affect our quarterly results include:

•	the demand for, and acceptance of, our online personals services and enhancements to these services;

•	the timing and amount of our subscription revenue;

•	the introduction, development, timing, competitive pricing and market acceptance of our Web sites and services and those of our competitors;

•	the magnitude and timing of marketing initiatives and capital expenditures relating to expansion of our operations;

•	the cost and timing of online and offline advertising and other marketing efforts;

•

the maintenance and development of relationships with portals, search engines, ISPs and other Web properties and other entities capable of attracting potential members and paying subscribers to our Web sites;

•	technical difficulties, system failures, system security breaches, or downtime of the Internet, in general, or of our products and services, in particular;

•	costs related to any acquisitions or dispositions of technologies or businesses;

•	fluctuations in foreign exchange rates; and

•	general economic conditions, as well as those specific to the Internet, online personals and related industries.

As a result of the factors listed above and because the online personals business is still immature, making it difficult to predict consumer demand, it is possible that in future periods results of operations may be below the expectations of public market analysts and investors. This could cause the market price of our securities to decline.

We may need additional capital to finance our growth or to compete, which may cause dilution to existing stockholders or limit our flexibility in conducting our business activities.

We currently anticipate that existing cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated needs for working capital, operating expenses and capital expenditures for at least the next twelve months. However, we may need to raise additional capital in the future to fund expansion, whether in new vertical affinity or geographic markets, develop newer or enhanced services, respond to competitive pressures or acquire complementary businesses, technologies or services. Such additional financing may not be available on terms acceptable to us or at all. To the extent that we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution, and to the extent we engage in additional debt financing, if available, we may become subject to additional restrictive covenants that could limit our flexibility in conducting future business activities. If additional financing is not available or not available on acceptable terms, we may not be able to fund our expansion, promote our brands, take advantage of acquisition opportunities, develop or enhance services or respond to competitive pressures.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm the value of our stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports, effectively prevent fraud and operate as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We have, in the past, discovered and may, in the future, discover areas of our internal controls over financial reporting that need improvement. As a U.S. public company, we are subject to the reporting requirements of the Sarbanes-Oxley Act of 2002. We are required to annually assess and report on our internal controls over financial reporting. If we are unable to adequately maintain or improve our internal controls over financial reporting, we may report that our internal controls are ineffective. Ineffective internal controls over financial reporting could also cause investors to lose confidence in our reported financial information which would likely have a negative effect on the trading price of our securities or could affect our ability to access the capital markets and which could result in regulatory proceedings against us by, among others, the U.S. Securities Exchange Commission.

Acquisitions could result in operating difficulties, dilution and other harmful consequences.

We have historically and may in the future further extend and develop our presence, both within the United States and internationally, partially through acquisitions of entities offering online personals services and related businesses. We have relatively limited experience acquiring companies and the companies we have acquired have been small. We have evaluated, and continue to evaluate, a wide array of potential strategic transactions. From time to time, we may engage in discussions regarding potential acquisitions, some of which may divert significant resources away from our daily operations. In addition, the process of integrating an acquired company, business or technology is risky and may create unforeseen operating difficulties and expenditures. Some areas where we may face risks include:

•	the need to implement or remediate controls, procedures and policies of acquired companies that lacked appropriate controls, procedures and policies prior to the acquisition;

•	diversion of management time and focus from operating our business to acquisition integration challenges;

•	cultural challenges associated with integrating employees from an acquired company into our organization;

•	retaining employees from the businesses we acquire; and

•	the need to integrate each company’s accounting, management information, human resources and other administrative systems to permit effective management.

The anticipated benefit of many of our acquisitions may not materialize. Future acquisitions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs, any of which could harm our financial condition. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.

Our limited experience outside the United States increases the risk that any international expansion efforts and operations will not be effective.

One of our strategies is to expand our presence in international markets. Although we currently have offices in Israel and Web sites that directly serve the French, Israeli and United Kingdom markets, we have only limited experience with operations outside the United States. Our primary international operations are in Israel, which carries additional risk for our business as a result of continuing hostilities there. Expansion into international markets requires management time and capital resources. In addition, we face the following additional risks associated with our expansion outside the United States:

•	challenges caused by distance, language and cultural differences;

•	local competitors with substantially greater brand recognition, more users and more traffic than we have;

•	our need to create and increase our brand recognition and improve our marketing efforts internationally and build strong relationships with local affiliates;

•	longer payment cycles in some countries;

•	credit risk and higher levels of payment fraud in some countries;

•	different legal and regulatory restrictions among jurisdictions;

•	political, social and economic instability;

•	potentially adverse tax consequences; and

•	higher costs associated with doing business internationally.

Our international operations subject us to risks associated with currency fluctuations.

Our foreign operations may subject us to currency fluctuations and such fluctuations may adversely affect our financial position and results. However, sales and expenses to date have occurred primarily in the United States. For this reason, we have not engaged in foreign exchange hedging. Currency risk positions could change correspondingly and the use of foreign exchange hedging instruments could become necessary. Effects of exchange rate fluctuations on our financial condition, operations and profitability may depend on our ability to manage our foreign currency risks. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, we may suffer losses due to adverse foreign currency fluctuation.

Our business could be significantly impacted by the occurrence of natural disasters and other catastrophic events.

Our operations depend upon our ability to maintain and protect our network infrastructure, hardware systems and software applications, which are housed primarily at data centers located in Southern California and Utah that are managed by third parties. Our business is therefore susceptible to earthquakes, tsunamis and other catastrophic events, including acts of terrorism. We currently do not possess a “high availability” disaster recovery system. As a result, outages and downtime caused by natural disasters and other events out of our control, which affect our systems or data centers, could adversely affect our reputation, brands and business.

We hold a fixed amount of insurance coverage, and if we were found liable for an uninsured claim, or claim in excess of our insurance limits, we may be forced to expend significant capital to resolve the uninsured claim.

We contract for a fixed amount of insurance to cover potential risks and liabilities, including, but not limited to, property and casualty insurance, general liability insurance and errors and omissions liability insurance. If we decide to pursue obtaining additional insurance coverage in the future, it is possible that (1) we may not be able to get enough insurance to meet our needs; (2) we may have to pay very high premiums for the additional coverage; (3) we may not be able to acquire any insurance for certain types of business risk; or (4) we may have gaps in coverage for certain risks. This could leave us exposed to potential uninsured claims for which we could have to expend significant amounts of capital resources. Consequently, if we were found liable for a significant uninsured claim in the future, we may be forced to expend a significant amount of our operating capital to resolve the uninsured claim.

Our services may not be well-suited to many alternate Web access devices, and as a result the growth of our business could be negatively affected.

The number of people who access the Internet through devices other than desktop and laptop computers, including mobile telephones and other handheld computing devices, has increased dramatically in the past few years, and we expect this growth to continue. The lower resolution, functionality and memory currently associated with such mobile devices may make the use of our services through such mobile devices more difficult and generally impairs the member experience relative to access via desktop and laptop computers. If we are unable to attract and retain a substantial number of such mobile device users to our online personals services or if we are unable to develop services that are more compatible with such mobile communications devices in a timely fashion, our growth could be adversely affected.

Risks Related to Our Industry

Our network is vulnerable to security breaches and inappropriate use by Internet users, which could disrupt or deter future use of our services.

Concerns over the security of transactions conducted on the Internet and the privacy of users may inhibit the growth of the Internet and other online services generally, and online commerce services, like ours, in particular. To date, we have not experienced any material breach of our security systems; however, a failure on our part to effectively prevent security breaches could significantly harm our business, reputation and results of operations and could expose us to lawsuits by state and federal consumer protection agencies, by governmental authorities in the jurisdictions in which we operate, and by consumers. Anyone who is able to circumvent our security measures could misappropriate proprietary information, including customer credit card and personal data, cause interruptions in our operations or damage our brand and reputation. Such breach of our security measures could involve the disclosure of personally identifiable information and could expose us to a material risk of litigation, liability or governmental enforcement proceeding. We cannot assure you that our financial systems and other technology resources are completely secure from security breaches or sabotage, and we have occasionally experienced security breaches and attempts at “hacking.” We may be required to incur significant additional costs to protect against security breaches or to alleviate problems caused by such breaches. Any well-publicized compromise of our security or the security of any other Internet provider could deter people from using our services or the Internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials, which could have a detrimental impact on our existing and potential customer base.

Computer viruses may cause delays or other service interruptions and could damage our reputation, affect our ability to provide our services and adversely affect our revenue. The inadvertent transmission of computer viruses could also expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system were highly publicized, our reputation could be significantly damaged, resulting in the loss of current and future members and paying subscribers.

We face certain risks related to the physical and emotional safety of our members and paying subscribers.

The nature of online personals services is such that we cannot control the actions of our members and paying subscribers in their communication or physical actions. There is a possibility that one or more of our members or paying subscribers could be physically or emotionally harmed following interaction with another one of our members or paying subscribers. We warn our members and paying subscribers that we do not conduct background checks on other members and paying subscribers and, given our lack of physical presence, we do not take any action to ensure personal safety on a meeting between members or paying subscribers arranged following contact initiated via our Web sites. If an unfortunate incident of this nature occurred in a meeting of two people following contact initiated on one of our Web sites or a Web site of one of our competitors, any resulting negative publicity could materially and adversely affect us or the online personals industry in general. Any such incident involving one of our Web sites could damage our reputation and our brands. This, in turn, could adversely affect our revenue and could cause the value of our common stock to decline. In addition, the affected members or paying subscribers could initiate legal action against us, which could cause us to incur significant expense, whether we were successful or not, and damage our reputation.

We are or may be subject to litigation and regulatory actions that may distract management and could have a material adverse effect on our financial condition and results of operations.

We are a party to various litigation claims and legal proceedings, including a purported class action lawsuit and litigation involving our intellectual property. We may also be subject to regulatory actions and litigation based on our business operations. For example, we supply online personals services and in many jurisdictions, companies deemed dating service providers are subject to additional regulation, while companies that provide personals services are not generally subject to similar regulation. Because personals services and dating services can seem similar, we are exposed to potential litigation, including class action lawsuits, associated with providing our personals services. In the past, a small percentage of our members have alleged that we are a dating service provider, and, as a result, they claim that we are required to comply with regulations that include, but are not limited to, providing language in our contracts that may allow members to (1) rescind their contracts within a certain period of time, (2) demand reimbursement of a portion of the contract price if the member dies during the term of the contract and/or (3) cancel their contracts in the event of disability or relocation. If a court holds that we have provided and are providing dating services of the type the dating services regulations are intended to regulate, we may be required to comply with regulations associated with the dating services industry and be liable for any damages as a result of our past non-compliance.

Previously, we were subject to three separate yet similar class action complaints filed against us in state court alleging violations of dating service statutes—one in each of Illinois, New York and California. Although all of the complaints were dismissed and are no longer subject to appeal, the opinion in the Illinois case provided that we are subject to the Illinois Dating Services Act and, as such, our subscription agreements violate the act and are void and unenforceable. This ruling may subject us to potential liability for claims brought by the Illinois Attorney General or customers that have been injured by such violation of the statute.

We review the litigation and accrue appropriate amounts where necessary. These assessments and estimates are based on information available to management at the time and involve a significant amount of management judgment. As a result, actual outcomes or losses may differ materially from those envisioned by our current assessments and estimates. We intend to defend vigorously against any litigation claims. However, no assurance can be given that these matters will be resolved in our favor and, depending on the outcome of these disputes, we may choose to alter our business practices. Our failure to successfully defend or settle litigation claims could result in liability that, to the extent not covered by our insurance, could have a material adverse effect on our financial condition and results of operations. Furthermore, the defense of litigation claims may also be both time consuming and expensive.

We are exposed to risks associated with credit card fraud and credit payment, which, if not properly addressed, could increase our operating expenses.

We depend on the continuing availability of credit card usage to process subscriptions and this availability, in turn, depends on acceptable levels of chargebacks and fraud performance. We have suffered losses and may continue to suffer losses as a result of subscription orders placed with fraudulent credit card data, even though the associated financial institution approved payment. Under current credit card practices, a merchant is liable for fraudulent credit card transactions when, as is the case with the transactions we process, that merchant does not obtain a cardholder’s signature. Our failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and, therefore, increase our operating expenses and may preclude us from accepting credit cards as a means of payment.

We face risks associated with our dependence on computer and telecommunications infrastructure.

Our services are dependent upon the use of the Internet and telephone and broadband communications to provide high-capacity data transmission without system downtime. There have been instances where regional and national telecommunications outages have caused us, and other Internet businesses, to experience systems interruptions. Any additional interruptions, delays or capacity problems experienced with telephone or broadband connections could adversely affect our ability to provide services to our customers. The temporary or permanent loss of all, or a portion, of the telecommunications system could cause disruption to our business activities and result in a loss of revenue. Additionally, the telecommunications industry is subject to regulatory control. Amendments to current regulations, which could affect our telecommunications providers, could disrupt or adversely affect the profitability of our business.

In addition, if any of our current agreements with telecommunications providers were terminated, we may not be able to replace any terminated agreements with equally beneficial ones. There can be no assurance that we will be able to renew any of our current agreements when they expire or, if we are able to do so, that such renewals will be available on acceptable terms. We also do not know whether we will be able to enter into additional agreements or that any relationships, if entered into, will be on terms favorable to us.

Our business depends, in part, on the growth and maintenance of the Internet, and our ability to provide services to our members and paying subscribers may be limited by outages, interruptions and diminished capacity of the Internet.

Our performance will depend, in part, on the continued growth and maintenance of the Internet. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable Internet services. Internet infrastructure may be unable to support the demands placed on it if the number of Internet users continues to increase, or if existing or future Internet users access the Internet more often or increase their bandwidth requirements. In addition, viruses, worms and similar programs may harm the performance of the Internet. We have no control over the third-party telecommunications, cable or other providers of access services to the Internet that our members and paying subscribers rely upon. There have been instances where regional and national telecommunications outages have caused us to experience service interruptions during which our members and paying subscribers could not access our services. Any additional interruptions, delays or capacity problems experienced with any points of access between the Internet and our members could adversely affect our ability to provide services reliably to our members and paying subscribers. The temporary or permanent loss of all, or a portion, of our services on the Internet, the Internet infrastructure generally, or our members’ and paying subscribers’ ability to access the Internet could disrupt our business activities, harm our business reputation, and result in a loss of revenue. Additionally, the Internet, electronic communications and telecommunications industries are subject to federal, state and foreign governmental regulation. New laws and regulations governing such matters could be enacted or amendments may be made to existing regulations at any time that could adversely impact our services. Any such new laws, regulations or amendments to existing regulations could disrupt or adversely affect the profitability of our business.

We are subject to burdensome government regulations and legal uncertainties affecting the Internet that could adversely affect our business.

Our business is regulated by diverse and evolving laws and governmental authorities in the United States and other countries in which we operate. Legal uncertainties surrounding domestic and foreign government regulations could increase our costs of doing business, require us to revise our services, prevent us from delivering our services over the Internet or slow the growth of the Internet, any of which could increase our expenses, reduce our revenue or cause our revenue to grow at a slower rate than expected and materially adversely affect our business, financial condition and results of operations. Laws and regulations related to Internet communications, security, privacy, intellectual property rights, commerce, taxation, entertainment, recruiting and advertising are becoming more prevalent, and new laws and regulations are under consideration by the United States Congress, state legislatures and foreign governments. For example, in recent years, legislation related to the use of background checks for users of online personals services was proposed in Ohio, Texas, California, Michigan, New Jersey, Florida and Virginia. The New Jersey legislature enacted such a law in 2008 and other state legislatures may still be considering the implementation of such legislation. The interpretation of the New Jersey statute as well as the enactment of any of these proposed laws could require us to alter our service offerings and could negatively impact our performance by making it more difficult and costly to obtain new subscribers and may also subject us to additional liability for failure to properly screen our subscribers. Promulgation of new laws, changes in current laws, the existence of ambiguous laws that are difficult to implement, changes in interpretations by courts and other governments officials of existing laws, our inability or failure to comply with current or future laws or strict enforcement by current or future government officers of current or future laws could adversely affect us by reducing our revenue, increasing our operating expenses and exposing us to significant potential liabilities.

Furthermore, in part as a result of current economic conditions, some states have begun to, and others may in the future, impose state taxes on services provided through the Internet, such as online personals, which will increase the cost of our services and could adversely affect our business. Any legislation and regulations enacted or newly enforced or restrictions arising from current or future government investigations or policy could dampen the growth in use of the Internet, generally, decrease the profitability of Internet related businesses and diminish the acceptance of the Internet as a communications, commercial, entertainment, recruiting and advertising medium. In addition to new laws and regulations being adopted, existing laws that are not currently being applied to the Internet may subsequently be applied to it, in some cases with a retroactive effect or penalty, and, in several jurisdictions, legislatures are considering laws and regulations that would apply to the online personals industry in particular. Many areas of law affecting the Internet and online personals remain unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing consumer protection, intellectual property, libel and taxation apply to the Internet or to our services. In the normal course of our business, we handle personally identifiable information pertaining to our members and paying subscribers residing in the United States and other countries. In recent years, many of these countries have adopted privacy, security and data protection laws and regulations intended to prevent improper uses and disclosures of personally identifiable information. In addition, some jurisdictions impose database registration requirements for which significant monetary and other penalties may be imposed for noncompliance. These laws may impose costly administrative requirements, limit our handling of information, and subject us to increased government oversight and financial liabilities. Privacy laws and regulations in the United States and foreign countries are subject to change and may be inconsistent, and additional requirements may be imposed at any time. These laws and regulations, the costs of complying with them, administrative fines for noncompliance and the possible need to adopt different compliance measures in different jurisdictions could materially increase our expenses and cause the value of our securities to decline.

Risks Related to Owning Our Securities

The price of our stock may be volatile, and if an active trading market for our stock does not develop, the price of our stock may suffer and decline.

In July 2007, we completed the Scheme of Arrangement of Spark Networks plc to become the wholly-owned subsidiary of Spark Networks, Inc. The American Depositary Shares representing ordinary shares of Spark Networks plc began trading on the American Stock Exchange (now NYSE MKT) in February 2006 and our shares of common stock began trading in July 2007 after the completion of our Scheme of Arrangement. Prior to that, there was no public market for our securities in the United States. Accordingly, we cannot assure you that an active trading market will develop or be sustained or that the market price of our common stock will not decline. The price at which our common stock trades is likely to be highly volatile and may fluctuate substantially due to many factors, some of which are outside of our control. In addition, the stock market has experienced significant price and volume fluctuations that have affected the market price for the stock of many technology, communications and entertainment and media companies. Those market fluctuations were sometimes unrelated or disproportionate to the operating performance of these companies. Any significant stock market fluctuations in the future, whether due to our actual performance or prospects or not, could result in a significant decline in the market price of our securities.

Our principal stockholders can exercise significant influence over us, and, as a result, may be able to delay, deter or prevent a change of control or other business combination.

As of April 19, 2013, Great Hill Partners, LLC, North Run Advisors, LLC, and Osmium Partners, LLC and their respective affiliates beneficially owned approximately, in the aggregate, 65.1% of our outstanding common stock. Great Hill Partners, LLC and its affiliates (“Great Hill”) became our largest stockholder on December 1, 2005 when it purchased an aggregate of 6,000,000 ordinary shares in four privately negotiated transactions and it subsequently acquired an additional 3,085,000 shares. Great Hill held an aggregate of 9,135,000 shares of common stock as of March 26, 2013. Great Hill, North Run Advisors, LLC and Osmium Partners, LLC in the aggregate possess significant influence over our Company. Such ownership and control may have the effect of delaying or preventing a change in control of our Company, impeding a merger, consolidation, takeover or other business combination involving our Company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company. Furthermore, such ownership may have the effect of control over substantially all matters requiring stockholder approval, including the election of directors. Other than the arrangement to elect a director at the selection of Great Hill which affects some of these stockholders, as discussed below, we do not expect that these stockholders will vote together as a group. It should be noted that Great Hill ownership information is based on a Schedule 13D/A filed with the SEC on March 26, 2013, North Run Advisors, LLC ownership information is based on a Schedule 13F filed with the SEC on February 8, 2013 and Osmium Partners, LLC ownership information is based on a Schedule 13G filed with the SEC on February 12, 2013.

Our largest stockholder, Great Hill, also possesses a significant amount of voting power and an ability to elect a director of our Company.

As of April 19, 2013, Great Hill beneficially owned an aggregate of 9,135,000 shares of our common stock, or approximately 43.3% of our outstanding common stock, and may have voting control over additional securities to elect a director of our Company subject to the terms and conditions of the share purchase agreements entered into on December 1, 2005 with certain selling stockholders (collectively, the “Selling Stockholders”), to the extent the Selling Stockholders own shares of the Company. Pursuant to the terms of the share purchase agreements with each of the Selling Stockholders, for so long as Great Hill owns at least 10% or 5%, depending on the Selling Stockholder, each Selling Stockholder agreed that:

•

if at any time Great Hill notifies a Selling Stockholder of its desire and intention to designate a single director (“Great Hill Director”) in advance of any meeting of the stockholders for the election of directors or when any other approval is sought with respect to the election of directors, such Selling Stockholder agreed to vote all of its voting shares that are owned or held of record by such Selling Stockholder or to which it has voting power or can direct, restrict or control any such voting power (the “Remaining Shares”) to elect such Great Hill Director; and

•

if at any time Great Hill notifies a Selling Stockholder of its desire and intention to remove or replace a Great Hill Director or to fill a vacancy caused by the resignation of a Great Hill Director, such Selling Stockholder agreed to cooperate in causing the requested removal and/or replacement by voting in the appropriate manner.

Each Selling Stockholder also irrevocably granted, and appointed Michael A. Kumin, and any other person who shall be designated by Great Hill, as such Selling Stockholder’s proxy and attorney (with full power of substitution), to vote all of such Selling Stockholder’s Remaining Shares held at the time such consent is sought or meeting is held in any circumstances where a vote, consent or other approval is sought to elect a Great Hill Director. The covenants and obligations of each Selling Stockholder terminate after a Great Hill Director (together with any replacements therefore) has served a single, full term of office of three years, in accordance with the articles and memorandum of association, as in effect on December 1, 2005 when our parent entity was Spark Networks plc.

As a result of its voting arrangement with the Selling Stockholders, Great Hill is able to select a member of our board of directors at its discretion and is able to exercise significant influence over our Company. This influence has the potential to delay, prevent, change or initiate a change in control, acquisition, merger or other transaction, such as a transaction to take the Company private.

We may implement stock repurchase plans, which may restrict our funds available for other actions and negatively affect the market price of our securities.

In the past, we have implemented stock repurchase plans and may implement stock repurchase plans in the future. A stock repurchase plan may not have the effects anticipated by our board of directors and may instead harm the market price and liquidity of our securities. The full implementation of any repurchase plan could use a significant portion of our cash reserves, and this use of cash could limit our future flexibility to complete acquisitions of businesses or technology or other transactions. Implementation of a repurchase plan would also result in an increase in the percentage of common stock owned by our existing stockholders, and such increase may trigger disclosure or other regulatory requirements for our larger stockholders. As a result, certain stockholders may liquidate a portion of their holdings, which may have a negative impact on the market price of our securities. Furthermore, repurchases of stock may affect the trading of our common stock to the extent we fail to satisfy continued-listing requirements of the exchange on which our stock trades, including those based on numbers of holders or public float of our common stock. A repurchase plan will also reduce the number of shares of our common stock in the market, which may impact the development of an active trading market in our stock, causing a negative impact on the market price of our stock.

We have never paid any dividend and do not expect to pay dividends in the foreseeable future.

To date, we have not declared or paid any cash dividends on our common stock and currently intend to retain any future earnings for funding growth. We do not anticipate paying any dividends in the foreseeable future. As a result, you should not rely on an investment in our stock if you require dividend income. Capital appreciation, if any, of our stock may be your sole source of gain for the foreseeable future.

Our charter documents and our stockholder rights plan may have anti-takeover effects that could prevent a change in control, which may cause our stock price to decline.

Our certificate of incorporation or our bylaws could make it more difficult for a third party to acquire us, even if closing such a transaction would be beneficial to our stockholders. We are authorized to issue up to 10,000,000 shares of preferred stock. This preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by stockholders. The terms of any series of preferred stock may include voting rights (including the right to vote as a series on particular matters), preferences as to dividend, liquidation, conversion and redemption rights and sinking fund provisions. No preferred stock is currently outstanding. The issuance of any preferred stock could materially adversely affect the rights of the holders of our common stock, and therefore, reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell our assets to, a third party and thereby preserve control by the present management.

There are no cumulative voting rights provided for in our bylaws or certificate of incorporation. Our certificate of incorporation and bylaws also contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. In particular, the certificate of incorporation and bylaws, as applicable, among other things:

•	provide the board of directors with the ability to alter the bylaws without stockholder approval;

•	provide for an advance notice procedure with regard to the nomination of candidates for election as directors and with regard to business to be brought before a meeting of stockholders; and

•	provide that vacancies on the board of directors may be filled by a majority of directors in office, although less than a quorum.

We have also adopted a stockholder rights plan pursuant to which each share of common stock also has a “right” attached to it. The rights are not exercisable except upon the occurrence of certain takeover-related events—most importantly, the acquisition by a third party (the “Acquiring Person”) of more than 30% of our outstanding voting shares if the Acquiring Person has not concurrently made a tender offer to acquire all outstanding shares of common stock. Once triggered, the rights entitle the stockholders, other than the Acquiring Person, to purchase additional shares of common stock at a 50% discount to their fair market value. The effect of triggering the rights is to expose the Acquiring Person to severe dilution of its ownership interest, as the shares of common stock of our Company (or any surviving corporation) are offered to all of the stockholders other than the Acquiring Person at a steep discount to their market value.

Such provisions may have the effect of discouraging a third-party from acquiring Spark Networks, Inc. even if doing so would be beneficial to its stockholders. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Spark Networks, Inc. to first negotiate with its Board. These provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline.

The number of shares being registered for sale is significant in relation to our trading volume.

The shares registered for sale on behalf of the selling stockholder are “restricted securities” as that term is defined in Rule 144 under the Securities Act. This prospectus relates to the offer and sale of such restricted securities by the selling stockholder. These restricted securities, if sold in the market all at once or at about the same time, could depress the market price of our common stock during the period the registration statement relating to these securities remains effective and also could affect our ability to raise equity capital. Any outstanding shares not sold by the selling stockholder pursuant to this prospectus will remain as “restricted securities.”

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement relating to a specific offering, we intend to use the net proceeds from the sale of securities by us under this prospectus for general corporate purposes, which may include working capital, capital expenditures and operational purposes. We may also use a portion of such net proceeds to acquire or invest in businesses and products that are complementary to our own, although we have no current plans, commitments or agreements with respect to any acquisitions as of the date of this prospectus.

The intended application of proceeds from the sale of any particular offering of securities using this prospectus will be described in the accompanying prospectus supplement relating to such offering. The precise amount and timing of the application of these proceeds will depend on our funding requirements and the availability and costs of other funds.

We will not receive any of the proceeds from the sale of any securities offered pursuant to this prospectus by the selling stockholder.

SELLING STOCKHOLDER

This prospectus also relates to the resale by Great Hill from time to time of up to a total of 9,135,000 shares of our common stock. All of such shares of our common stock offered by this prospectus are being offered by the selling stockholder for its own account. The selling stockholder, or its transferees, donees or their respective successors, may resell, from time to time, all, some or none of the shares of our common stock covered by this prospectus, as provided in this prospectus under the section entitled “Plan of Distribution” and in any applicable prospectus supplement. However, we do not know when or in what amount the selling stockholder may offer its shares for sale under this prospectus, if any.

The number of shares disclosed in the table below as “beneficially owned” are those beneficially owned as determined under the rules of the SEC. Such information is not necessarily indicative of ownership for any other purpose. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. The number of securities beneficially owned by a person includes shares of such security issuable with respect to options or similar convertible securities held by that person that are exercisable or convertible within 60 days. Percentage of ownership in the following table is based on 21,026,017 shares of our common stock outstanding as of April 19, 2013.

Name	Shares of Common Stock Owned Before the Offering		Shares of Common Stock Being Offered	Shares of Common Stock Owned After the Offering*	Percentage of Common Stock Owned After the Offering*
	Number	Percent		Number	Percent
Great Hill(1)(2)	9,135,000	43.3%	9,135,000	—	—

(1) Consists of (i) 81,221 shares of our common stock over which Great Hill Investors, LLC (“GHI”) has shared voting and dispositive power; (ii) 5,745,193 shares of our common stock (including options to purchase 31,728 shares of our common stock) over which Great Hill Equity Partners II Limited Partnership (“GHEP II”) has shared voting and dispositive power; (iii) 218,881 shares of our common stock (including options to purchase 1,208 shares of our common stock) over which Great Hill Affiliate Partners II, L.P. (“GHAP II”) has shared voting and dispositive power; and (iv) 3,089,705 shares of our common stock (including options to purchase 17,064 shares of our common stock) over which Great Hill Equity Partners III, L.P. has shared voting and dispositive power (“GHEP III”, and collectively with GHI, GHEP II and GHAP II, the “Great Hill Funds” and each a “Great Hill Fund”). Shares underlying options are based on options issued to Peter L. Garran and Michael A. Kumin for their services as directors of the Company and which are treated by the reporting persons as beneficially owned by such entities pursuant to the terms of the applicable limited partnership agreements. Each Great Hill Fund is an investment fund, principally engaged in the business of making private equity and other investments. Great Hill Partners GP II, LLC (“GP II”), which has shared voting and dispositive power over 5,964,074 shares of our common stock, is the sole general partner of GHEP II and GHAP II. Great Hill Partners GP III, L.P. (“GHEP III GP”), which has shared voting and dispositive power over 3,089,705 shares of our common stock, is the sole general partner of GHEP III. GHP III, LLC (“GP III,” and together with GP II and GHEP III GP, the “General Partners”), which has shared voting and dispositive power over 3,089,705 shares of our common stock, is the sole general partner of GHEP III GP. Christopher S. Gaffney, a former director of the Company, and John G. Hayes, each of whom has shared voting and dispositive power over 9,135,000 shares of our common stock, are managers of GHI and the General Partners. Stephen F. Gormley, who has shared voting and dispositive power over 6,045,295 shares of our common stock, is a manager of GHI and GP II. Matthew T. Vettel, who has shared voting and dispositive power over 3,170,926 shares of our common stock, is a manager of GHI and GP III. Michael A. Kumin, a current director of the Company, and Mark D. Taber, each of whom has shared voting and dispositive power over 3,089,705 shares of our common stock, are members of the executive and investment committees of GP III (collectively with John G. Hayes, Christopher S. Gaffney, Stephen F. Gormley and Matthew T. Vettel, the “Controlling Persons”). Based on information provided to the Company, except to the extent of their pecuniary interest therein, each Controlling Person, GP II, GP III and GHEP III GP disclaims beneficial ownership of the shares. The principal business office of the Great Hill Funds, the General Partners and the Controlling Persons is c/o Great Hill Partners, LLC, One Liberty Square, Boston, Massachusetts 02109.

(2) Michael A. Kumin and Peter L. Garran, each a director of the Company, is a Managing Partner of, and a Principal at, Great Hill Partners, LLC, respectively.

* Assumes sale of all shares.

From time to time, we may enter into agreements or arrangements with other companies, which may, directly or indirectly, have a relationship with Great Hill. For a further description of any such relationships, refer to the information contained in the documents incorporated by reference into this prospectus, including the information set forth under the caption “Certain Relationships and Related Transactions” in our Definitive Proxy Statement for our 2013 annual meeting of stockholders filed on April 2, 2013.

RATIO OF EARNINGS TO FIXED CHARGES

If we offer debt securities under this prospectus, then we will, if required at the time, provide a ratio of earnings to fixed charges in the applicable prospectus supplement for such offering.

GENERAL DESCRIPTION OF SECURITIES

We may offer and sell, at any time and from time to time:

•	shares of our common stock;

•	shares of preferred stock;

•	warrants to purchase shares of our common stock, preferred stock and/or debt securities;

•	debt securities consisting of debentures, notes or other evidences of indebtedness;

•	units consisting of a combination of the foregoing; or

•	any combination of these securities.

The terms of any securities we offer will be determined at the time of sale We may issue debt securities that are exchangeable for and/or convertible into common stock or any of the other securities that may be sold under this prospectus. When particular securities are offered, a supplement to this prospectus will be filed with the SEC, which will describe the terms of the offering and sale of the offered securities.

DESCRIPTION OF COMMON STOCK

We are authorized to issue 100,000,000 shares of common stock, $0.001 par value per share. As of April 19, 2013, we had approximately 21,026,017 shares of common stock issued and outstanding.

General

Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by its holder at meetings of the stockholders. We do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a majority of the votes cast by the stockholders entitled to vote on the election.

Holders of our common stock:

•	are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend or other rights of outstanding preferred stock;

•

are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities, upon our dissolution, liquidation or winding up, and subject to the preferential or other rights of any outstanding preferred stock; and

•	do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions.

The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of any series of preferred stock that we may designate in the future.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare, Inc.

Listing

Our shares of common stock are traded on the NYSE MKT under the ticker symbol “LOV.”

DESCRIPTION OF PREFERRED STOCK

We may issue up to 10,000,000 shares of our preferred stock, par value $0.001 per share, from time to time in one or more series. Of the 10,000,000 shares of authorized preferred stock, 450,000 are designated as Series C Junior Convertible Cumulative Preferred Stock and are related to the Rights Plan. As of the date of this prospectus, no shares of our preferred stock were outstanding.

Our certificate of incorporation authorizes our board of directors to issue preferred stock from time to time with such designations, preferences, conversion or other rights, voting powers, restrictions, dividends or limitations as to dividends or other distributions, qualifications or terms or conditions of redemption as shall be determined by the board of directors for each class or series of stock subject to the provisions of our certificate of incorporation. Preferred stock is available for possible future financings or acquisitions and for general corporate purposes without further authorization of stockholders unless such authorization is required by applicable law, the rules of the NYSE MKT or other securities exchange or market on which our stock is then listed or admitted to trading.

The board of directors, without approval of holders of common stock, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of or make removal of management more difficult and/or impair the liquidation rights of our common stock. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

If we offer a specific series of preferred stock under this prospectus, we will describe the terms of the preferred stock in the prospectus supplement for such offering and will file a copy of the certificate establishing the terms of the preferred stock with the SEC. To the extent required, this description will include:

•	the title and stated or par value of the preferred stock;

•	the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

•	whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on the preferred stock shall accumulate;

•	the procedures for any auction and remarketing, if any;

•	the provisions for a sinking fund, if any, for the preferred stock;

•	any voting rights of the preferred stock;

•	the provisions for redemption, if applicable, of the preferred stock;

•	any listing of the preferred stock on any securities exchange or market;

•

the terms and conditions, if applicable, upon which the preferred stock will be convertible into our common stock, including the conversion price or the manner of calculating the conversion price and conversion period, and any other terms of conversion (including any anti-dilution provisions, if any);

•

whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange price (or how it will be calculated), the exchange period and any other terms of exchange (including any anti-dilution provisions, if any);

•	the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

•

any material limitations on issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company;

•	any other affirmative, negative or other covenants or contractual rights which might be attendant with the specific series of preferred stock;

•	if appropriate, a discussion of Federal income tax consequences applicable to the preferred stock; and

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

The preferred stock offered by this prospectus, when issued, will not have, or be subject to, any preemptive or similar rights.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of shares of our common stock, preferred stock and/or debt securities in one or more series together with other securities or separately, as described in each applicable prospectus supplement. Warrants may be issued independently or together with any preferred stock, common stock, debt securities, and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between a warrant agent specified in the agreement and us. The warrant agent will act solely as our agent in connection with the warrants of that series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. This summary of some provisions of the securities warrants is not complete. You should refer to the securities warrant agreement, including the forms of securities warrant certificate representing the securities warrants, relating to the specific securities warrants being offered for the complete terms of the securities warrant agreement and the securities warrants. The securities warrant agreement, together with the terms of the securities warrant certificate and securities warrants, will be filed with the SEC in connection with the offering of the specific warrants.

The applicable prospectus supplement will contain, where applicable, the following terms of and other information relating to the warrants:

•	the specific designation and aggregate number of, and the price at which we will issue, the warrants;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	the designation, amount and terms of the securities purchasable upon exercise of the warrants;

•	if applicable, the exercise price for shares of our common stock and the number of shares of common stock to be received upon exercise of the warrants;

•

if applicable, the exercise price for shares of our preferred stock, the number of shares of preferred stock to be received upon exercise of the warrants, and a description of that series of our preferred stock;

•	if applicable, the exercise price for our debt securities, the amount of our debt securities to be received upon exercise of the warrants, and a description of that series of debt securities;

•

the date on which the right to exercise the warrants will begin and the date on which that right will expire or, if the warrants may not be continuously exercised throughout that period, the specific date or dates on which the warrants may be exercised;

•

whether the warrants will be issued in fully registered form or bearer form, in definitive or global form or in any combination of these forms, although, in any case, the form of a warrant included in a unit will correspond to the form of the unit and of any security included in that unit;

•	any applicable material U.S. federal income tax consequences;

•	the identity of the warrant agent for the warrants and of any other depositaries, execution or paying agents, transfer agents, registrars or other agents;

•	the proposed listing, if any, of the warrants or any securities purchasable upon exercise of the warrants on any securities exchange or market;

•	if applicable, the date from and after which the warrants and the common stock, preferred stock and/or debt securities will be separately transferable;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	the anti-dilution provisions of the warrants, if any;

•	any redemption or call provisions;

•	whether the warrants are to be sold separately or with other securities as parts of units; and

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Transfer Agent and Registrar

The transfer agent and registrar for any warrants will be set forth in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

The following description, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the debt securities that may be offered from time to time under this prospectus. We may issue debt securities, in one or more series, as either senior or subordinated debt or as senior or subordinated convertible debt. While the terms we have summarized below will generally apply to any future debt securities that may be offered under this prospectus, we will describe the particular terms of any debt securities that may be offered in more detail in the applicable prospectus supplement. The terms of any debt securities offered under a prospectus supplement may differ from the terms we describe below.

We may issue secured or unsecured debt securities offered under this prospectus, which may be senior, subordinated or junior subordinated, and which may be convertible and which may be issued in one or more series. We will issue any new senior debt securities under a senior indenture that we will enter into with a trustee named in such senior indenture. We will issue any subordinated debt securities under a subordinated indenture that we will enter into with a trustee named in such subordinated indenture. We have filed forms of these documents as exhibits to the registration statement, of which this prospectus is a part. The terms of the debt securities will include those set forth in the applicable indenture, any related supplemental indenture and any related securities documents that are made a part of the indenture by the Trust Indenture Act of 1939. You should read the summary below, the applicable prospectus supplement and the provisions of the applicable indenture, any supplemental indenture and any related security documents, if any, in their entirety before investing in our debt securities. We use the term “indentures” to refer to both the senior indentures and the subordinated indentures.

The indentures will be qualified under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). We use the term “trustee” to refer to either a trustee under the senior indenture or a trustee under the subordinated indenture, as applicable.

The following summaries of material provisions of any senior debt securities, any subordinated debt securities and the related indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indentures and any supplemental indenture or related document applicable to a particular series of debt securities. We urge you to read the applicable prospectus supplements related to the debt securities that are offered under this prospectus, as well as the complete indentures, that contains the terms of the debt securities. See the information under the heading “Where You Can Find More Information” for information on how to obtain a copy of the appropriate indenture. Except as we may otherwise indicate, the terms of any senior indenture and any subordinated indenture will be identical.

In addition, the material specific financial, legal and other terms as well as any material U.S. federal income tax consequences particular to securities of each series will be described in the prospectus supplement relating to the securities of that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

General

We will describe in the applicable prospectus supplement the terms relating to a series of debt securities, including:

•	title;

•	principal amount being offered, and, if a series, the total amount authorized and the total amount outstanding;

•	any limit on the amount that may be issued;

•	whether or not we will issue the series of debt securities in global form and, if so, the terms and who the depositary will be;

•	the maturity date;

•	the principal amount due at maturity, and whether the debt securities will be issued with any original issue discount;

•

whether and under what circumstances, if any, we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes, and whether we can redeem the debt securities if we have to pay such additional amounts;

•

the annual interest rate, which may be fixed or variable, or the method for determining the rate, the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

•	whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;

•	the terms of the subordination of any series of subordinated debt;

•	the place where payments will be payable;

•	restrictions on transfer, sale or other assignment, if any;

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

•

the date, if any, after which, the conditions upon which, and the price at which we may, at our option, redeem the series of debt securities pursuant to any optional or provisional redemption provisions, and any other applicable terms of those redemption provisions;

•	provisions for a sinking fund, purchase or other analogous fund, if any;

•

the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund or analogous fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of debt securities;

•	whether the indenture will restrict our ability and/or the ability of our subsidiaries to:

•	incur additional indebtedness;

•	issue additional securities;

•	issue guarantees;

•	create liens;

•	pay dividends and make distributions in respect of our capital stock and the capital stock of our subsidiaries;

•	redeem capital stock;

•	place restrictions on our subsidiaries’ ability to pay dividends, make distributions or transfer assets;

•	make investments or other restricted payments;

•	sell or otherwise dispose of assets;

•	enter into sale-leaseback transactions;

•	engage in transactions with stockholders and affiliates;

•	issue or sell stock of or sell assets of our subsidiaries; or

•	effect a consolidation or merger;

•	whether the indenture will require us to maintain any interest coverage, fixed charge, cash flow-based, asset-based or other financial ratios;

•	a discussion of any material or special United States federal income tax considerations applicable to the debt securities;

•	information describing any book-entry features;

•	the procedures for any auction and remarketing, if any;

•	the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof;

•	if other than U.S. dollars, the currency in which the series of debt securities will be denominated and the currency in which principal, premium, if any, and interest will be paid; and

•

any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities, including any events of default that are in addition to or different than those described in this prospectus or any covenants provided with respect to the debt securities that are in addition to those described above, and any terms which may be required by us or advisable under applicable laws or regulations or advisable in connection with the marketing of the debt securities.

In addition to the debt securities that may be offered pursuant to this prospectus, we may issue other debt securities in public or private offerings from time to time. These other debt securities may be issued under other indentures or documentation that are not described in this prospectus, and those debt securities may contain provisions materially different from the provisions applicable to one or more issues of debt securities offered pursuant to this prospectus.

Original Issue Discount

One or more series of debt securities offered under this prospectus may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The federal income tax consequences and special considerations applicable to any series of debt securities generally will be described in the applicable prospectus supplement.

Senior Debt Securities

Payment of the principal or, premium, if any, and interest on senior debt securities will rank on a parity with all of our other indebtedness that is not subordinated.

Subordination of Subordinated Debt Securities

The subordinated debt securities will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The indentures in the forms initially filed as exhibits to the registration statement of which this prospectus is a part do not limit the amount of indebtedness which we may incur, including senior indebtedness or subordinated indebtedness, and do not limit us from issuing any other debt, including secured debt or unsecured debt.

Conversion or Exchange Rights

We will set forth in the applicable prospectus supplement the terms on which a series of debt securities may be convertible into or exchangeable for our common stock, our preferred stock or other securities, including the conversion or exchange rate, as applicable, or how it will be calculated, and the applicable conversion or exchange period. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of securities that the holders of the series of debt securities receive upon conversion or exchange would, under the circumstance described in those provisions, be subject to adjustment, or pursuant to which those holders would, under those circumstances, receive other property upon conversion or exchange, for example in the event of our merger or consolidation with another entity.

Consolidation, Merger or Sale

The indentures in the forms initially filed as exhibits to the registration statement of which this prospectus is a part do not contain any covenant that restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor of ours or acquirer of such assets must assume all of our obligations under the indentures and the debt securities.

If the debt securities are convertible for our other securities, the person with whom we consolidate or merge or to whom we sell all of our property must make provisions for the conversion of the debt securities into securities which the holders of the debt securities would have received if they had converted the debt securities before the consolidation, merger or sale.

Events of Default under the Indentures

Except as otherwise set forth in an applicable prospectus supplement, the following are events of default under the indentures with respect to any series of debt securities that we may issue:

•	if we fail to pay interest when due and payable and our failure continues for 30 days and the time for payment has not been extended or deferred;

•	if we fail to pay the principal, or premium, if any, when due and payable and the time for payment has not been extended or delayed;

•

if we fail to observe or perform any other covenant contained in the debt securities or the indentures, other than a covenant solely for the benefit of another series of debt securities, and our failure continues for 90 days after we receive notice from the trustee or holders of at least 25 percent in aggregate principal amount of the outstanding debt securities of the applicable series; and

•	if specified events of bankruptcy, insolvency or reorganization occur.

If an event of default with respect to debt securities of any series occurs and is continuing, other than an event of default specified in the last bullet point above under “—Events of Default Under the Indentures,” the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice to us in writing, and to the trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately. If an event of default specified in the last bullet point above “—Events of Default Under the Indentures” occurs with respect to us, the principal amount of and accrued interest, if any, of each series of debt securities then outstanding shall be due and payable without any notice or other action on the part of the trustee or any holder.

The holders of a majority in aggregate principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences (other than bankruptcy defaults), except there may be no waiver of defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the applicable indenture.

Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the trustee indemnity satisfactory to it. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series, provided that:

•	the direction so given by the holder is not in conflict with any law or the applicable indenture; and

•

subject to its duties under the Trust Indenture Act of 1939, the trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of the debt securities of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

•	the holder has given written notice to the trustee of a continuing event of default with respect to that series;

•

the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request to the trustee, and such holders have offered indemnity satisfactory to the trustee, to institute the proceeding as trustee; and

•

the trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions, within 90 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on, the debt securities.

We will periodically file statements with the trustee regarding our compliance with the covenants in the indentures.

Modification of Indenture; Waiver

We and the trustee may modify an indenture or enter into or modify any supplemental indenture without the consent of any holders of the debt securities with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture;

•	to comply with the provisions described above under “—Consolidation, Merger or Sale;”

•	to comply with any requirements of the Securities and Exchange Commission in connection with the qualification of any indenture under the Trust Indenture Act of 1939;

•	to evidence and provide for the acceptance of appointment hereunder by a successor trustee;

•	to provide for uncertificated debt securities and to make any appropriate changes for such purpose;

•

to add to, delete from, or revise the conditions, limitations and restrictions on the authorized amount, terms or purposes of issuance, authorization and delivery of debt securities of any unissued series;

•

to add to our covenants such new covenants, restrictions, conditions or provisions for the protection of the holders, to make the occurrence, or the occurrence and the continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default, or to surrender any of our rights or powers under the indenture; or

•	to change anything that does not materially adversely affect the legal rights of any holder of debt securities of any series.

In addition, under the indentures, the rights of holders of a series of debt securities may be changed by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, we and the trustee may only make the following changes with the consent of each holder of any outstanding debt securities affected:

•	extending the fixed maturity of the series of debt securities;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or reducing any premium payable upon the redemption of any debt securities; or

•	reducing the percentage of debt securities, the holders of which are required to consent to any supplemental indenture.

Discharge

Each indenture provides that, subject to the terms of the indenture and any limitation otherwise provided in the prospectus supplement applicable to a particular series of debt securities, we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for specified obligations, including obligations to:

•	register the transfer or exchange of debt securities of the series;

•	replace stolen, lost or mutilated debt securities of the series;

•	maintain paying agents and agencies for payment, registration of transfer and exchange and service of notices and demands

•	recover excess money held by the trustee;

•	compensate and indemnify the trustee; and

•	appoint any successor trustee.

In order to exercise our rights to be discharged, we must deposit with the trustee money or government obligations sufficient to pay all the principal of, any premium and interest on, the debt securities of the series on the dates payments are due.

“Street Name” and Other Indirect Holders

Investors who hold securities in accounts at banks or brokers generally will not be recognized by us as legal holders of debt securities. This manner of holding securities is called holding in “street name.” Instead, we would recognize only the bank or broker, or the financial institution that the bank or broker uses to hold its securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the debt securities, either because they agree to do so in their customer agreements or because they are legally required to do so. If you hold debt securities in “street name,” you should check with your own institution to find out, among other things:

•	how it handles payments and notices;

•	whether it imposes fees or charges;

•	how it would handle voting if applicable;

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a direct holder as described below; and

•	if applicable, how it would pursue rights under your debt securities if there were a default or other event triggering the need for holders to act to protect their interests.

Our obligations, as well as the obligations of the trustee under the indentures and those of any third parties employed by us or the trustee under either of the indentures, run only to persons who are registered as holders of debt securities issued under the applicable indenture. As noted above, we do not have obligations to you if you hold in “street name” or other indirect means, either because you choose to hold debt securities in that manner or because the debt securities are issued in the form of global securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a “street name” customer but does not do so.

Form, Exchange and Transfer

We may issue debt securities of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures will provide that we may issue debt securities of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depositary named by us and identified in a prospectus supplement with respect to that series (the “Depository”). See “Book-Entry” below for a further description of the terms relating to any book-entry securities.

At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described below or in the applicable prospectus supplement, the holder of the debt securities of any series can exchange the debt securities for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the indentures and the limitations applicable to global securities set forth below in the applicable prospectus supplement, holders of the debt securities may present the debt securities for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the debt securities that the holder presents for transfer or exchange, we will make no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any debt securities. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

If we elect to redeem the debt securities of any series, we will not be required to:

•

issue, register the transfer of, or exchange any debt securities of any series being redeemed in part during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities we are redeeming in part.

Book-Entry Securities

The following description of book-entry securities will apply to any series of debt securities issued in whole or in part in the form of one or more global securities, except as otherwise described in a related prospectus supplement.

Book-entry securities of like tenor and having the same date will be represented by one or more global securities deposited with and registered in the name of a depositary that is a clearing agent registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Beneficial interests in book-entry securities will be limited to institutions that have accounts with the depositary, or “participants,” or persons that may hold interests through participants.

Ownership of beneficial interests by participants will only be evidenced by, and the transfer of that ownership interest will only be effected through, records maintained by the depositary. Ownership of beneficial interests by persons that hold through participants will only be evidenced by, and the transfer of that ownership interest within such participant will only be effected through, records maintained by the participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global security.

Payment of principal of and any premium and interest on book-entry securities represented by a global security registered in the name of or held by a depositary will be made to the depositary, as the registered owner of the global security. Neither we, the trustee nor any agent of ours or the trustee will have any responsibility or liability for any aspect of the depositary’s records or any participant’s records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to the beneficial ownership interests. Payments by participants to owners of beneficial interests in a global security held through such participants will be governed by the depositary’s procedures, as is now the case with securities held for the accounts of customers registered in “street name,” and will be the sole responsibility of such participants.

A global security representing a book-entry security is exchangeable for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount registered in the name of, or is transferable in whole or in part to, a person other than the depositary for that global security, only if (i) the depositary notifies us that it is unwilling or unable to continue as depositary for that global security or the depositary ceases to be a clearing agency registered under the Exchange Act, (ii) there shall have occurred and be continuing an event of default with respect to the debt securities of that series or (iii) other circumstances exist that have been specified in the terms of the debt securities of that series. Any global security that is exchangeable pursuant to the preceding sentence shall be registered in the name or names of such person or persons as the depositary shall instruct the trustee. It is expected that such instructions may be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in such global security.

Except as provided above, owners of beneficial interests in a global security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders thereof for any purpose under the indentures, and no global security shall be exchangeable, except for a security registered in the name of the depositary. This means each person owning a beneficial interest in such global security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indentures. We understand that under existing industry practices, if we request any action of holders or an owner of a beneficial interest in such global security desires to give or take any action that a holder is entitled to give or take under the indentures, the depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participant to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Information Concerning the Trustee

The trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture and is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur. However, upon an event of default under an indenture, the trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs.

Payment and Paying Agents

Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

We will pay principal of and any premium and interest on the debt securities of a particular series at the office of the paying agents designated by us, except that, unless we otherwise indicate in the applicable prospectus supplement, we may make interest payments by check which we will mail to the holder or by wire transfer to certain holders. Unless we otherwise indicate in a prospectus supplement, we will designate an office or agency of the trustee in the City of New York as our paying agent for payments with respect to debt securities of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the debt securities of a particular series. We will maintain a paying agent in each place of payment for the debt securities of a particular series.

All money we pay to a paying agent or the trustee for the payment of the principal of or any premium or interest on any debt securities which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the debt security thereafter may look only to us for payment thereof.

Governing Law

Except as otherwise specified in the applicable prospectus supplement, the indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act of 1939 is applicable.

DESCRIPTION OF UNITS

We may issue units composed of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable prospectus supplement may describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units;

•	the terms of the unit agreement governing the units;

•	United States federal income tax considerations relevant to the units; and

•	whether the units will be issued in fully registered or global form.

The preceding description and any description of units in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such units.

CERTAIN PROVISIONS OF DELAWARE LAW, THE COMPANY’S CERTIFICATE OF

INCORPORATION AND BYLAWS, AND THE COMPANY’S STOCKHOLDER RIGHTS PLAN

The following paragraphs summarize certain provisions of the Delaware General Corporation Law, or the DGCL, and our certificate of incorporation and bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and to our certificate of incorporation and bylaws, copies of which are on file with the SEC as exhibits to documents previously filed by us. See “Where You Can find More Information.”

Rights Plan

On July 9, 2007, we adopted a stockholder rights plan (the “Rights Plan”). Under the Rights Plan, we issued a “right” for each share of common stock outstanding. The rights themselves are evidenced by ownership of common stock, and they may not be traded separately from the shares of common stock. These are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with our board.

Of the 10,000,000 shares of authorized preferred stock, $0.001 par value, 450,000 are designated as Series C Junior Convertible Cumulative Preferred Stock and are related to the Rights Plan. No shares of Series C Preferred Stock have been issued. If and when issued, the Series C Preferred Stock is entitled to cumulative quarterly dividends in an amount per share equal to the greater of (i) $0.25 per share ($1.00 per annum) or (ii) subject to adjustment, 100 times the aggregate per share amount of all cash or non-cash dividends or distributions declared on the common stock. Each share of Series C Preferred Stock entitles the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of the Company, subject to adjustment. Series C Preferred Stock and common stock and any other capital stock of the Company having general voting rights will vote together as one class on all matters submitted to a vote of stockholders.

The rights are not exercisable except upon the occurrence of certain takeover-related events—most importantly, the acquisition by a third party (the “ Acquiring Person ”) of more than 30% of our outstanding voting shares if the Acquiring Person has not concurrently made a tender offer to acquire all outstanding shares of common stock. The tender offer also needs to meet certain conditions, including, (i) all-cash consideration, (ii) price protection in the event the Acquiring Person acquires additional shares at a higher price after the commencement of the tender offer, (iii) the lack of financing, due diligence or other conditions, (iv) delivery of a fairness opinion, (v) allowing stockholders sufficient time to consider the tender offer and (vi) promptly acquiring all shares of common stock tendered after the expiration of the offer period.

Once triggered, the rights would entitle the stockholders, other than the Acquiring Person, to purchase additional common shares at a 50% discount to their fair market value. If we remained a publicly-traded company, the shares purchased upon exercise of the rights would be additional shares of Spark (a “flip-in”). If we were acquired by another company (by a merger into or with a subsidiary of, an acquirer, for example), the rights could be exercised to purchase stock of the surviving corporation or its parent (a “flip-over”). Accordingly, the effect of triggering the rights is to expose the Acquiring Person to severe dilution of its ownership interest, as our shares (or any surviving corporation) are offered to all of the stockholders other than the Acquiring Person at a steep discount to their market value.

The rights issued under the Rights Plan may be redeemed by our board of directors at a nominal redemption price of $0.001 per right, and the board of directors may amend the rights in any respect until the rights are triggered. After the rights are triggered, they may not be amended in any manner adverse to the rights of the holders. The Rights Plan has a 10-year term.

Upon any liquidation, dissolution or winding up of the Company, no distribution shall be made to: (i) the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series C Preferred Stock unless, prior thereto, the holders of shares of Series C Preferred Stock shall have received the greater of (A) $100.00 per share ($1.00 per one one-hundredth of a share), plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, or (B) an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount to be distributed per share of common stock to holders thereof; or (ii) the holders of shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series C Preferred Stock, except distributions made ratably on the Series C Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In the event the Company enters into any consolidation, merger, combination or other transaction in which the shares of common stock are exchanged for or changed into other stock or securities, cash and/or any other property or otherwise changed, then in any such event each share of Series C Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of common stock is changed or exchanged.

Certain Provisions of Our Certificate of Incorporation and Bylaws; Delaware Anti-Takeover Law

Certain provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. Under Delaware law, directors generally have a duty to act without self-interest, on an informed basis, in good faith, and in a manner they reasonably believe to be in the best interests of the stockholders. Nevertheless, a Delaware court will generally apply a policy of judicial deference to a board of directors’ decisions to adopt anti-takeover measures in the face of a potential takeover where the directors are able to show that:

•	they had reasonable grounds for believing that there was a danger to corporate policy and effectiveness from an acquisition proposal; and

•	the board of directors action taken was neither preclusive nor coercive and was reasonable in relation to the threat posed.

Business Combinations. Delaware law generally requires that a majority of the stockholders of both acquiring and target corporations approve statutory mergers. Delaware law does not require a stockholder vote of the surviving corporation in a merger (unless the corporation provides otherwise in its certificate of incorporation) if: (a) the merger agreement does not amend the existing certificate of incorporation; (b) each share of stock of the surviving corporation outstanding immediately before the effective date of the merger is an identical outstanding share after the merger; and (c) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger. Delaware law generally does not require class voting for mergers, reorganizations, sales of assets or similar transactions, except in certain situations involving an amendment of the certificate of incorporation that adversely affects a specific class of shares.

Pursuant to our certificate of incorporation, Spark is not subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10 percent or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.

Removal and Vacancies. Under our certificate of incorporation, subject to the rights of holders of any series of preferred stock, directors may be removed with or without cause by the affirmative vote of the holders of at least a majority in voting power of the issued and outstanding stock entitled to vote. Any vacancy on our board of directors may only be filled by vote of a majority of directors then in office, even if less than a quorum, or by a sole remaining director. When the board fills a vacancy, the director chosen to fill that vacancy will hold office until such director’s successor would have been elected and will qualify or until such director resigns or is removed. No reduction of the authorized number of directors will have the effect of removing any director prior to the expiration of such director’s term of office.

Certificate of Incorporation and Bylaws. Our certificate of incorporation and bylaws contain further provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. In particular, our certificate of incorporation and bylaws, as applicable, include the following:

•	the board of directors have the ability to alter the bylaws without stockholder approval;

•	an advance notice procedure exists with regard to the nomination of candidates for election as directors and with regard to business to be brought before a meeting of stockholders; and

•	our board of directors may designate the terms of and issue new series of preferred stock.

Such provisions may have the effect of discouraging a third-party from acquiring Spark even if doing so would be beneficial to its stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

However, these provisions could have the effect of discouraging others from making tender offers for shares of Spark that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in management.

Stockholder Meetings. Our certificate of incorporation provides that any action required or permitted to be taken by stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. Our bylaws further provide that special meetings of the stockholders may only be called by Spark’s board of directors, chairman of the board, chief executive officer or the president and the business transacted at special meetings of stockholders is limited to the business stated in the notice of such meetings. Under our bylaws, in order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with advance notice requirements. These provisions could have the effect of delaying, until the next stockholders’ meeting, stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of outstanding voting securities, the third party would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders’ meeting, and not by written consent.

PLAN OF DISTRIBUTION

We and/or the selling stockholder may sell the securities offered through this prospectus (i) to or through underwriters or dealers, (ii) directly to purchasers, including our affiliates, (iii) through agents, (iv) through a combination of any these methods or (v) any other method permitted by applicable law. The securities may be distributed at a fixed price or prices, which may be changed, market prices prevailing at the time of sale, prices related to the prevailing market prices, or negotiated prices. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities;

•	any over-allotment options under which underwriters may purchase additional securities;

•	the net proceeds from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers;

•	any commissions paid to agents; and

•	any securities exchange or market on which the securities may be listed.

Sale Through Underwriters or Dealers

Only underwriters named in the prospectus supplement are underwriters of the securities offered by the prospectus supplement.

If underwriters are used in the sale, the underwriters will acquire the securities for their own account, including through underwriting, purchase, security lending or repurchase agreements with us and/or the selling stockholder. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the securities in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If dealers are used in the sale of securities offered through this prospectus, we and/or the selling stockholder will sell the securities to them as principals. The dealers may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The prospectus supplement will include the names of the dealers and the terms of the transaction.

The maximum compensation or discount to be received by any FINRA member or independent broker-dealer will not be greater than 8% for the sale of any securities being registered hereunder pursuant to Rule 415 of the Securities Act.

Direct Sales and Sales Through Agents

We and/or the selling stockholder may sell the securities offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such securities may also be sold through agents designated from time to time. The prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We and/or the selling stockholder may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the prospectus supplement.

Delayed Delivery Contracts

If the prospectus supplement indicates, we and/or the selling stockholder may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market Making, Stabilization and Other Transactions

We may elect to list offered securities on an exchange or in the over-the-counter market. Any underwriters that we and/or the selling stockholder use in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

Certain persons participating in an offering may engage in overallotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with rules and regulations under the Exchange Act. Overallotment involves the sale in excess of the offering size, which create a short position. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us and/or the selling stockholder , to indemnification by us and/or the selling stockholder against certain liabilities, including liabilities under the Securities Act. Our and/or the selling stockholder’s agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us and/or the selling stockholder, in the ordinary course of business.

LEGAL MATTERS

The validity of the issuance of the securities offered by this prospectus will be passed upon for us by K&L Gates LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of Spark Networks, Inc. appearing in Spark Networks, Inc’s Annual Report on Form 10K for the year ended December 31, 2012, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, along with other information, with the SEC. Our SEC filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC to register the securities offered hereby under the Securities Act of 1933, as amended. This prospectus does not contain all of the information included in the registration statement, including certain exhibits and schedules. You may obtain the registration statement and exhibits to the registration statement from the SEC at the address listed above or from the SEC’s internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus is part of a registration statement filed with the SEC. The SEC allows us to “incorporate by reference” into this prospectus the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents were filed with the SEC pursuant to the Exchange Act and are incorporated by reference and made a part of this prospectus:

•

Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on March 8, 2013, including certain information incorporated by reference therein from our Definitive Proxy Statement for our 2013 annual meeting of stockholders filed on April 2, 2013;

•

the description of our common stock contained on Form 8-K filed with the SEC on July 9, 2007 (File No. 001-32750), including any amendments or reports filed for the purpose of updating such description;

•

the description of our rights contained in our Registration Statement on Form 8-A filed on July 9, 2007 (File No. 001-32750), including any amendments or reports filed for the purpose of updating such description; and

•

all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (i) after the date on which the registration statement that includes this prospectus was initially filed with the SEC and prior to the effectiveness of such registration statement, and (ii) after the date of this prospectus and prior to the termination of this offering, unless otherwise stated therein.

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits, is not incorporated by reference in this prospectus.

Any statement contained herein or made in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any prospectus supplement, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon oral or written request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Written or telephone requests should be directed to: Spark Networks, Inc., 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California 90211, Attn: Corporate Secretary. Our website address is www.spark.net.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference into this prospectus or any prospectus supplement. We will not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date of those documents.

4,050,870 Shares

Spark Networks, Inc.

Common Stock

Prospectus Supplement

November 20, 2013

William Blair	Stifel

Canaccord Genuity